7/13

04035492

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sumitomo Trust & Banking Co. Ltd

*CURRENT ADDRESS

PROCESSED
JUL 16 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4617

FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 7/14/04

82-4617

COMPANY INFORMATION

The Sumitomo Trust & Banking Co., Ltd.
4-4, Marunouchi 1-chome, Chiyoda-ku, TOKYO 100-8233 JAPAN

May. 24, 2004

AR/S
3-31-04

Financial Results For Fiscal Year 2003

The Sumitomo Trust and Banking Company, Limited ("the Bank" hereafter) announces its financial results for fiscal year 2003 ended March 31, 2004 and forecasts for full fiscal year 2004 ending March 31, 2005. The financial summary is stated as below.

Financial Results for Fiscal Year 2003 <under Japanese GAAP>

Years ended March 31	Millions of Yen 2004 (unaudited)	Millions of Yen 2003	% change	Millions of U.S.Dollars 2004
<Consolidated>				
Operating Income	498,256	562,687	(11.5)	4,716.5
Net Operating Income (Loss)	135,690	(66,159)	-	1,284.5
Net Income (Loss)	79,629	(72,967)	-	753.8
Total Assets	15,371,378	15,779,764	(2.6)	145,507.2
Total Stockholders' Equity	802,029	627,830	27.7	7,592.1
Per Share	Yen		change	U.S.Dollars
Net Income (Loss)	53.99	(50.80)	104.79	0.51
Stockholders' Equity	481.03	361.45	119.58	4.55
	%		change	
BIS Capital Adequacy Ratio	12.45 (preliminary)	10.48	1.97	
Cash Flows	Millions of Yen			Millions of U.S.Dollars
Cash Flows from Operating Activities	(9,256)	(1,401,338)		(87.6)
Cash Flows from Investing Activities	17,498	1,340,216		165.6
Cash Flows from Financing Activities	28,618	(118,838)		270.9
Cash and Cash Equivalents at End of Year	516,251	481,726		4,886.9

Notes : 1. U.S. dollar amounts are converted, for convenience only, at 105.64 Yen per dollar (Interbank rate in Tokyo at March 31, 2004).

2. Average number of shares during the fiscal year ended :
   March 31,2004: Common Stock 1,463,144,725 ; Preferred Stock 121,997,692
   March 31,2003: Common Stock 1,451,293,525 ; Preferred Stock 125,000,000
3. Number of issued shares as of :
   March 31,2004: Common Stock 1,510,362,717 ; Preferred Stock 93,570,000
   March 31,2003: Common Stock 1,458,210,364 ; Preferred Stock 125,000,000
4. Consolidation and Application of the Equity Method

(1)Consolidated Companies	18	Companies
(newly consolidated)	-	Company
(excluded)	2	Companies
(2)Companies Accounted for by the Equity Method	5	Companies
(newly accounted for by the Equity Method)	-	Company
(excluded)	-	Company

Years ended March 31	Millions of Yen 2004 (unaudited)	2003	% change	Millions of U.S.Dollars 2004
<Non-consolidated>				
Operating Income	478,733	546,764	(12.4)	4,531.7
Net Operating Income (Loss)	122,110	(68,390)	-	1,155.9
Net Income (Loss)	73,928	(56,565)	-	699.8
Total Assets	15,472,846	15,869,541	(2.5)	146,467.7
Total Stockholders' Equity	808,432	638,503	26.6	7,652.7
Per Share	Yen		change	U.S.Dollars
Net Income (Loss)	50.09	(39.50)	89.59	0.47
Dividends [Common Stock]	6.00	3.00	3.00	0.06
Dividends [Preferred Stock]	6.08	6.08	0.00	0.06
Stockholders' Equity	485.27	368.77	116.50	4.59
	%		change	
Equity to Total Assets Ratio	5.2	4.0	1.2	

The Sumitomo Trust & Banking Co., Ltd.

May. 24, 2004

Income Forecasts for Fiscal Year 2004

	Millions of Yen Full Fiscal Year
<Consolidated>	
Operating Income	440,000
Net Operating Income	120,000
Net Income	70,000

	Millions of Yen Full Fiscal Year
<Non-consolidated>	
Operating Income	420,000
Net Operating Income	110,000
Net Income	66,000
	Yen
Cash Dividends per Share	
Common Stock	6.00
Preferred Stock	6.08

For further information, please contact Koichi Onaka / Financial Management Department at 03-3286-8354 by phone, 03-3286-4654 by facsimile, or e-mail : onaka@sumitomotrust.co.jp.

All amounts less than one million yen are presented on a rounding down basis.
Attached are summarized translations of the brief financial statements (Kessan Tanshin) and explanatory material.

Consolidated Balance Sheets

(Millions of Yen)

	Mar-04 (unaudited)	Mar-03	Change
Assets:			
Cash and Due from Banks	747,328	673,327	74,001
Call Loans and Bills Bought	205,377	47,596	157,780
Commercial Paper and Other Debt Purchased	104,628	98,668	5,959
Trading Assets	301,134	679,926	(378,791)
Money Held in Trust	686	-	686
Investment Securities	3,636,779	3,458,250	178,528
Loans and Bills Discounted	8,862,059	9,143,155	(281,096)
Foreign Exchanges	13,339	13,534	(194)
Other Assets	1,015,665	1,089,701	(74,035)
Premises and Equipment	108,861	116,026	(7,165)
Deferred Tax Assets	150,047	279,420	(129,372)
Customers' Liabilities for Acceptances and Guarantees	340,283	319,217	21,066
Reserve for Possible Loan Losses	(111,785)	(139,060)	27,275
Reserve for Losses on Investment Securities	(3,027)	-	(3,027)
Total Assets	15,371,378	15,779,764	(408,385)
Liabilities:			
Deposits	8,785,275	8,698,805	86,470
Negotiable Certificates of Deposit	1,382,259	1,558,646	(176,386)
Call Money and Bills Sold	150,700	268,700	(118,000)
Payables under Repurchase Agreements	1,024,599	928,932	95,666
Collateral for Lending Securities	239,138	386,870	(147,731)
Trading Liabilities	47,171	330,403	(283,231)
Borrowed Money	155,393	141,657	13,735
Foreign Exchanges	7,216	9,718	(2,502)
Corporate Bonds	330,500	306,100	24,400
Convertible Bonds	70	75	(5)
Borrowed Money from Trust Accounts	1,425,148	1,477,346	(52,197)
Other Liabilities	576,391	624,572	(48,181)
Reserve for Employee Bonuses	4,216	3,975	241
Reserve for Employee Retirement Benefits	2,440	2,279	160
Deferred Tax Liabilities	254	178	76
Deferred Tax Liabilities on Revaluation Reserve for Land	6,826	3,702	3,124
Negative Goodwill	1,106	1,659	(553)
Acceptances and Guarantees	340,283	319,217	21,066
Total Liabilities	14,478,992	15,062,840	(583,848)
Minority Interest	90,356	89,093	1,262
Stockholders' Equity:			
Capital Stock	287,018	287,015	2
Capital Surplus	240,437	240,435	2
Retained Earnings	192,150	114,190	77,959
Revaluation Reserve for Land, Net of Tax	(3,235)	5,604	(8,839)
Net Unrealized Gains(Losses) on Available-for-Sale Securities, Net of Tax	95,941	(11,309)	107,251
Foreign Currency Translation Adjustment	(5,848)	(3,741)	(2,107)
Treasury Stock	(4,433)	(4,363)	(69)
Total Stockholders' Equity	802,029	627,830	174,199
Total Liabilities, Minority Interest and Stockholders' Equity	15,371,378	15,779,764	(408,385)

Notes to Consolidated Balance Sheets at the end of Fiscal Year 2003

1. Trading Assets and Liabilities

Transactions for "Trading Purposes" (purposes for seekingto capture gains arising from short-term changes in interest rates, currency exchange rates or securities prices in markets and other market-related indices or from differences between markets) are included in "Trading Assets" and "Trading Liabilities" on a trade date basis.

Trading account securities and monetary claims are stated at market value of the balance sheets date and financial derivatives for trading purposes, such as swaps, futures or options, are valued on the assumption that they are settled at balance sheets date.

2. Investment Securities

Held-to-maturity debt securities are valued on an amortized or accumulated cost basis using the moving average method. Investment in non-consolidated subsidiaries not accounted for by the equity method and investment in affiliates not accounted for by the equity method are stated at cost base using the moving average method.

Available-for-sale securities , for which market value is available, are stated at fair value calculated by using the average market value during final month of the fiscal period as for Japanese stocks, and by using the market value at the end of the fiscal period as for bonds and others, while those for which fair value is not available are stated at cost or amortized or accumulated cost basis using the moving average method.

Unrealized gains and losses on available-for-sale securities (net of tax) are included in stockholders' equity.

3. Issuance Costs ofBonds and Discounts of Bonds

Issuance costs of bonds are charged to expenses when incurred. Discounts of bonds are deferred and amortized using the straight-line method over the lives of the bonds.

4. Reserve for Possible Loan Losses

Reserve for possible loan losses of the Bank is provided as detailed below, pursuant to the internal rules for self-assessment of asset quality and internal rules regarding reserve for possible credit losses.

For claims to debtors who are legally bankrupt (due to bankruptcy, subject to the Japanese Civil Rehabilitation Law, suspension of transactions with banks by the rules of clearinghouses, etc.) or virtually bankrupt, the specific reserve is provided based on the amount of claims, after direct deduction described below, net of the amount expected to be collected through the disposal of collateral or execution of guarantees.

For claims to debtors who are likely to become bankrupt, the specific reserve is provided based on the amount considered to be necessary by on an overall solvency assessment, on net amounts expected to be collected through the disposal of collateral or execution of guarantees.

Among claims to debtors with more than certain amount of the Bank's claims, 1) who are likely to become bankrupt, 2) to whom the Bank has restructured loans (see following note 10), or 3) whom the Bank classifies as "Special Mention Debtors" other than substandard ones meeting certain credit criteria, where future cash flows from capital collection and interest receipt could be reasonably estimated, a reserve is provided for the difference between the book value of the claims and the present value of expected future cash flows discounted at contractual interest rate before relaxing to support or current interest rate.

For claims which are classified to the categories other than above, the general reserve is provided based on the historical loan-loss-ratio.

The reserve for loans to borrowers in specific foreign countries is provided based on expected losses due to the political and economic situation of those countries.

All claims are assessed by the responsible branches and credit supervision divisions based on the internal rules for self-assessment of asset quality. The Risk Management Department, which is independent from branches and credit supervision divisions, subsequently conducts their audits of their assessments, and the reserve is adjusted to reflect the audit results.

And for claims to debtors who are legally bankrupt or virtually bankrupt with collateral or guarantees, the expected uncollectible amount, net of amounts expected to be collected through the disposal of collateral or execution of guarantees, are deducted directly out of the original amount of claims. The deducted amount is 107,151 millions of yen.

For the consolidated subsidiaries, the reserve for possible loan losses is provided based on the historical loan-loss-ratio for ordinary claims, and based on the amount expected to be uncollectible for each claim.

5. Reserve for Losses on Investment Securities

Reserve for losses on investment securities is provided for possible future losses on securities considering the financial conditions of issuers.

6. Reserve for Employee Retirement Benefits

Reserve for employee retirement benefits is provided based on the projected benefit obligation and the fair value of the plan assets at the balance sheets date.

Prior service cost is recognized in expenses using the straight-line method over the average of the estimated remaining service lives (10 years). Net actuarial gains and losses are recognized in expenses using the straight-line method over the average expected remaining service lives (10 years).

Unrecognized net transition obligation arising from the initial adoption of a new accounting standard, amounting to 17,503 millions of yen, is amortized straight-line basis primarily over five years.

7. Hedge Accounting

The Bank manages interest rate risk arising from various assets and liabilities, such as loans, bills discounted, deposits, etc., by using financial derivative transactions and applies deferred hedge accounting. In the previous periods, the Bank adopted "Macro Hedge Accounting" as a whole hedge accounting method, in accordance with the temporary treatment regulated by "Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Auditing Committee Report No.24, hereafter "Report No. 24"). From this fiscal period, the Bank adopts the regular rules of Report No.24. In hedging activities to offset changes in the fair value of deposits, loans, etc., as hedged items, the Bank distinguishes hedged items and interest rate swaps etc. as hedge transactions by grouping them by their maturities. As for cash-flow-hedge, the effectiveness of the hedge is assessed by confirming the correlation between the fluctuational factor of interest rate for hedged itemsand for hedge transactions. The regular rules of Report No.24 requires that some transactions, which used to be applied "Macro Hedge Accounting", be discontinued the hedge accounting.

Deferred hedge income (losses) based on "Macro Hedge Accounting", which is included in "Other Assets" and "Other Liabilities" in the consolidated balance sheets, is amortized according to remaining period for each hedge transaction. Deferred hedge losses and income based on "Macro Hedge Accounting" are 223,586 millions of yen and 214,589 millions of yen respectively.

The Bank manages foreign exchange risk arising from various assets and liabilities denominated in foreign currencies by using financial derivative transactions and applies deferred hedge accounting. In the previous periods, on currency swaps and foreign exchange swaps entered in for the purpose of funding foreign currencies, the Bank adopted the temporary treatment regulated by "Treatment for Accounting and Auditing of Application of Accounting Standard for Foreign Currency Transactions in the Banking Industry" (JICPA Industry Auditing Committee Report No. 25, hereafter "Report No. 25"). From this fiscal period, the Bank adopts the regular rules of Report No. 25 and applies hedge accounting. The Bank specifies the currency swaps and foreign exchange swaps made to mitigate the foreign exchange risks arising from monetary claims and debts denominated in foreign currencies as hedge transactions. The effectiveness of the hedge is assessed by confirming that the position of those hedge transactions exceed the monetary claims and debts denominated foreign currency as hedged items.

The Bank also applies fair value hedge to mitigate foreign currency exchange rate exposure in available-for-sale securities denominated in foreign currencies (other than bonds) as "Portfolio Hedges" when the hedge foreign currency securities are specified in advance to the inception of the transactions and spot forward liabilities exist on a foreign currency basis that exceed acquisition costs of the foreign currency securities designated as hedged items.

The Bank applies Report No.24 and 25 to internal hedge transactions, such as interest rate swaps and currency swaps, etc., between consolidated companies or between Banking and Trading account. The Bank assesses the effectiveness of internal hedge transactions as strictly as that of external ones without arbitrary choices. Therefore, income and losses from these transactions are recognized or deferred without netting off.

As for specific assets and liabilities, the Bank also adopts the individual deferred hedge accounting or the accrual-basis calculation on interest rate swaps.

8. Delinquent Loans

"Loans in Bankruptcy Proceedings" and "Other Delinquent Loans" are 12,505 millions of yen and 104,988 millions of yen respectively.

Loans in bankruptcy proceedings are non-accrual loans outstanding (not including direct write-off portion of loans) to borrowers who are legally bankrupt as defined in Article 96 1-3 or 4 of Enforcement Ordinance for the Corporation Tax Law.

Other delinquent loans are non-accrual loans other than 1) loans in bankruptcy proceedings and 2) loans of which interest payments are rescheduled in order to assist the restructuring of borrowers.

9. Loans More than Three Months Past Due

"Loans More than Three Months Past Due" is 18 millions of yen.

Loans more than three months past due are those loans for which principal or interest payments are more than three months past due from the date succeeding the due date and exclude those loans classified as delinquent loans.

10. Restructured Loans

"Restructured Loans" is 131,336 millions of yen.

Restructured loans are those loans of which terms have been relaxed to support borrowers who are in financial difficulties and exclude delinquent loans and loans more than three months past due.

11. Other Assets

"Other Assets" in the consolidated balance sheets includes the amount of 6,316 millions yen of provisional payment of the withholding tax. The Bank received reassessment notice from tax office claiming the Bank's responsibility for collecting withholding tax on some of its repurchase agreement transactions. However, the Bank filed a petition with Tax Tribunal objecting to such tax imposition, and the claim is on the trial.

12. Pension Benefit Obligation

	(Millions of Yen)
Projected Benefit Obligation	(193,556)
Plan Assets (market value)	222,920
Projected Benefit Obligation in excess of plan assets	29,363
Unrecognized Net Plan Assets	(29,444)
Unrecognized Net Transition Obligation	3,659
Unrecognized Net Actuarial Loss	62,725
Unrecognized Net Prior Service Cost	2,049
Amount recognized in the consolidated balance sheets	68,355
of which Prepaid Pension Cost	70,795
of which Reserve for Employee Retirement Benefits	(2,440)

Consolidated Statements of Operations

(Millions of Yen)

	Mar-04 (unaudited)	Mar-03	Change
Operating Income:			
Trust Fees	**76,401**	71,382	5,018
Interest Income:	**213,292**	270,666	(57,373)
Interest on Loans and Discounts	**120,786**	132,000	(11,213)
Interest and Dividends on Securities	**86,168**	122,966	(36,798)
Fees and Commissions	**72,137**	59,445	12,691
Trading Revenue	**3,760**	8,094	(4,334)
Other Operating Income	**76,227**	123,267	(47,039)
Other Income	**56,437**	29,832	26,605
Total Operating Income	**498,256**	562,687	(64,431)
Operating Expenses:			
Interest Expenses:	**93,583**	119,054	(25,471)
Interest on Deposits	**29,964**	41,306	(11,341)
Fees and Commissions	**19,309**	23,353	(4,043)
Trading Expenses	**-**	478	(478)
Other Operating Expenses	**49,015**	118,963	(69,948)
General and Administrative Expenses	**132,716**	135,147	(2,430)
Other Expenses	**67,940**	231,850	(163,909)
Total Operating Expenses	**362,565**	628,847	(266,282)
Net Operating Income (Loss)	**135,690**	(66,159)	201,850
Extraordinary Income	**8,017**	2,728	5,289
Extraordinary Expenses	**5,052**	63,061	(58,009)
Income (Loss) before Income Taxes	**138,656**	(126,493)	265,149
Provision for Income Taxes:			
Current	**1,201**	1,028	173
Deferred	**54,025**	(57,483)	111,508
Minority Interest in Net Income	**3,798**	2,927	870
Net Income (Loss)	**79,629**	(72,967)	152,596

Notes to Consolidated Statements of Operations for Fiscal Year 2003

1. Trading profits and losses
   Profits and losses on trading transactions are shown as trading revenue or trading expenses on a trade date basis.

2. Other Income
   "Other Income" includes 41,365 millions yen of gains on sale of shares and other securities.

3. Other Expenses
   "Other Expenses" includes 16,840 millions yen of claims write-offs of loans and 12,625 millions yen of losses on sale of shares and other securities.

4. Extraordinary Income
   "Extraordinary Income" includes 5,285 millions yen of tax refund and additional tax refund according to reconciliation with Tokyo metropolitan government regarding external standards taxation on banks in Tokyo and 1,157 millions yen of transfer from reserve for possible loan losses.

5. Extraordinary Expenses
   "Extraordinary Expenses" includes 3,659 millions yen of the amortizing cost of the net transition obligation, which arose from the initial adoption of a new accounting standard for employee retirement benefits (see note 6 for B/S).

Consolidated Statements of Capital Surplus and Retained Earnings

(Millions of Yen)

	Mar-04 (unaudited)	Mar-03	Change
(Capital Surplus)			
Balance at Beginning of Fiscal Year	240,435	237,472	2,962
Increase	2	2,962	(2,960)
Balance at End of Fiscal Year	240,437	240,435	2
(Retained Earnings)			
Balance at Beginning of Fiscal Year	114,190	195,034	(80,844)
Increase	83,095	116	82,979
Decrease	5,135	80,960	(75,824)
Balance at End of Fiscal Year	192,150	114,190	77,959

Consolidated Statements of Cash Flows

(Millions of Yen)

	Mar-04 (unaudited)	Mar-03	Change
Cash Flows from Operating Activities :			
Income (Loss) before Income Taxes and Minority Interest	138,656	(126,493)	265,149
Depreciation	5,846	6,785	(938)
Amortization of Negative Goodwill	(553)	(552)	(0)
Equity in Losses (Earnings) of Affiliates	(99)	(786)	686
Increase (Decrease) in Reserve for Possible Loan Losses	(27,275)	(82,501)	55,226
Increase (Decrease) in Reserve for Losses on Investment Securities	3,027	-	3,027
Increase (Decrease) in Reserve for Possible Losses on Loans Sold	-	(250)	250
Increase (Decrease) in Reserve for Employee Bonuses	241	(776)	1,017
Increase (Decrease) in Reserve for Employee Retirement Benefits	160	(235)	396
Interest Income	(213,292)	(270,666)	57,373
Interest Expenses	93,583	119,054	(25,471)
Losses (Gains) on Securities	(54,094)	81,319	(135,413)
Losses (Gains) on Money Held in Trust	(33)	1,402	(1,436)
Losses (Gains) on Foreign Exchange	107,884	51,557	56,326
Losses (Gains) on Sale of Premises and Equipment	1,387	1,712	(325)
Net Decrease (Increase) in Trading Assets	378,791	(164,099)	542,890
Net Increase (Decrease) in Trading Liabilities	(283,231)	127,358	(410,589)
Net Decrease (Increase) in Loans and Bills Discounted	281,413	(219,972)	501,386
Net Increase (Decrease) in Deposits	86,470	527,003	(440,532)
Net Increase (Decrease) in Negotiable Certificates of Deposit	(176,386)	(43,605)	(132,780)
Net Increase (Decrease) in Borrowed Money other than Subordinated Borrowings	(1,264)	(7,991)	6,727
Net Decrease (Increase) in Due from Banks other than from Bank of Japan	(39,475)	(20,923)	(18,552)
Net Decrease (Increase) in Call Loans and Others	(163,740)	3,122	(166,862)
Net Decrease (Increase) in Collateral for Borrowing Securities	-	1,004	(1,004)
Net Increase (Decrease) in Call Money and Others	(22,333)	(358,286)	335,953
Net Increase (Decrease) in Collateral for Lending Securities	(147,731)	(489,887)	342,155
Net Decrease (Increase) in Foreign Exchange Assets	(1,882)	(35,549)	33,666
Net Increase (Decrease) in Foreign Exchange Liabilities	(2,502)	4,908	(7,410)
Net Increase (Decrease) in Borrowed Money from Trust Account	(52,197)	(597,100)	544,902
Interest Income Received on Cash Basis	229,674	278,581	(48,906)
Interest Expenses Paid on Cash Basis	(93,158)	(121,339)	28,180
Other - Net	(56,362)	(62,958)	6,595
Sub-Total	(8,479)	(1,400,166)	1,391,687
Income Tax Paid	(777)	(1,171)	394
Net Cash Provided by (Used in) Operating Activities	(9,256)	(1,401,338)	1,392,081
Cash Flows from Investing Activities :			
Purchase of Securities	(8,385,863)	(8,816,946)	431,082
Proceeds from Sale of Securities	7,368,617	8,674,149	(1,305,532)
Proceeds from Redemption of Securities	1,035,633	1,428,656	(393,022)
Increase in Money Held in Trust	(686)	(36,000)	35,313
Decrease in Money Held in Trust	-	94,241	(94,241)
Purchases of Premises and Equipment	(3,047)	(5,593)	2,545
Proceeds from Sale of Premises and Equipment	2,845	2,096	748
Purchases of Stock of Consolidated Subsidiaries	-	(387)	387
Net Cash Provided by (Used in) Investing Activities	17,498	1,340,216	(1,322,718)
Cash Flows from Financing Activities :			
Proceeds from Subordinated Borrowings	15,000	78,500	(63,500)
Payments of Subordinated Borrowings	-	(60,000)	60,000
Proceeds from Subordinated Bonds and Convertible Bonds	128,803	21,348	107,454
Redemption of Subordinated Bonds and Convertible Bonds	(107,366)	(148,726)	41,360
Proceeds from Issuance of Stock to Minority Shareholders	-	800	(800)
Cash Dividends Paid	(5,133)	(7,983)	2,850
Cash Dividends Paid to Minority Shareholders	(2,615)	(2,645)	30
Purchases of Treasury Stock	(73)	(130)	57
Proceeds from Sale of Treasury Stock	3	-	3
Net Cash Provided by (Used in) Financing Activities	28,618	(118,838)	147,457
Effect on Exchange Rate Changes on Cash and Cash Equivalents	(2,335)	(2,828)	493
Net Change in Cash and Cash Equivalents	34,525	(182,788)	217,314
Cash and Cash Equivalents at Beginning of Year	481,726	664,515	(182,788)
Cash and Cash Equivalents at End of Year	516,251	481,726	34,525

Notes to Consolidated Statements of Cash Flows for Fiscal Year 2003

1. Definition of Cash and Cash Equivalents

For the purpose of reporting cash flows, "Cash and Cash Equivalents" is defined as cash and due from Bank of Japan ("BOJ") for the Bank and as cash and due from banks for the consolidated subsidiaries.

2. Reconciliation between Cash and Cash Equivalents

	(Millions of Yen)
Cash and Due from Banks	747,328
Due from Banks (excluding due from BOJ)	(231,076)
Cash and Cash Equivalents	516,251

3. Details of significant non-cash transactions

	(Millions of Yen)
Increase in capital stock due to conversion of convertible bonds	2
Increase in capital surplus due to conversion of convertible bonds	2
Decrease in convertible bonds due to conversion of convertible bonds	5

Segment Information by Location (Consolidated)

(Millions of Yen)

Year ended March 31, 2004 (unaudited)	Japan	Americas	Europe	Asia/Oceania	Total	Elimination	Consolidated
I **Total Operating Income**	411,978	42,611	41,080	13,059	508,729	(10,472)	498,256
(1) Unaffiliated Customers	410,197	35,776	39,605	12,676	498,256	-	498,256
(2) Intersegment	1,780	6,834	1,474	383	10,472	(10,472)	-
Total Operating Expenses	294,767	34,570	35,274	7,857	372,470	(9,904)	362,565
Net Operating Income(Loss)	117,210	8,040	5,805	5,202	136,258	(567)	135,690
II **Total Assets**	14,822,688	944,510	555,588	477,926	16,800,713	(1,429,334)	15,371,378

(Millions of Yen)

Year ended March 31, 2003	Japan	Americas	Europe	Asia/Oceania	Total	Elimination	Consolidated
I **Total Operating Income**	450,737	63,408	52,444	13,898	580,488	(17,800)	562,687
(1) Unaffiliated Customers	443,757	55,489	50,323	13,116	562,687	-	562,687
(2) Intersegment	6,979	7,918	2,120	781	17,800	(17,800)	-
Total Operating Expenses	526,904	56,679	47,480	10,728	641,793	(12,945)	628,847
Net Operating Income(Loss)	(76,167)	6,729	4,963	3,169	(61,305)	(4,854)	(66,159)
II **Total Assets**	14,861,699	1,271,983	784,983	640,614	17,559,282	(1,779,517)	15,779,764

Market Value Information for Fiscal 2003 (Consolidated)

1. Securities

The information includes a part of "Commercial Paper and Other Debt Purchased" treated as securities in "Accounting Standard for Financial Instruments."

(a) Trading Securities

Millions of Yen	March 31, 2004 Book Value	Net Unrealized Gain (Loss) Reflected on the Statements of Operations
Trading Securities	256,428	(35)

(b) Held-to-Maturity Debt Securities with Market Value

			March 31, 2004		
	Book	Market	Unrealized Gain(Loss)		
Millions of Yen	Value	Value	Net	Gain	Loss
Japanese Government Bonds	279	278	(1)	0	1
Japanese Local Government Bonds	-	-	-	-	-
Japanese Short-Term Corporate Bonds	-	-	-	-	-
Japanese Corporate Bonds	-	-	-	-	-
Foreign Government Bonds and Others	10,110	10,481	370	376	5
Total	10,390	10,760	369	377	7

Market value is based on the closing prices at the end of the fiscal period.

(c) Available-for-Sale Securities with Market Value

			March 31, 2004		
		Book	Unrealized Gain(Loss)		
Millions of Yen	Cost	Value	Net	Gain	Loss
Japanese Stocks	450,824	609,902	159,077	175,285	16,208
Japanese Bonds	1,165,292	1,156,378	(8,914)	1,293	10,207
Government Bonds	933,310	924,240	(9,069)	113	9,183
Local Government Bonds	60,228	59,955	(273)	428	702
Short-Term Corporate Bonds	-	-	-	-	-
Corporate Bonds	171,753	172,183	429	752	322
Foreign Securities and Others	1,501,371	1,511,710	10,339	15,668	5,329
Total	3,117,489	3,277,991	160,502	192,248	31,745

Values in the balance sheets reflect market value calculated by using the average market value during final month of the fiscal period as for Japanese stocks, and by using the market value at the end of the fiscal period as for the securities other than Japanese stocks.

(d) Available-for-Sale Securities Sold during the Fiscal Year

		March 31, 2004	
Millions of Yen	Amount Sold	Gain	Loss
Available-for-Sale Securities	7,308,180	113,633	55,897

(e) Investment Securities without Market Value

The following table summarizes main items of book value of securities with no available fair value.

Millions of Yen	March 31, 2004 Book Value
Available-for-Sale Securities	
Unlisted Japanese Bonds	139,477
Unlisted Foreign Securities	129,789
Unlisted Japanese Stocks (excluding stocks sold in public market)	79,615

(f) Change of Classification by Holding Purpose of Securities

There are no corresponding items.

(g) Redemption Schedule of Bonds classified as Available-for-Sale Securities with maturity and Held-to-Maturity Debt Securities

	March 31, 2004			
	Book Value			
Millions of Yen	～1YR	1YR～5YR	5YR～10YR	10YR～
Japanese Bonds	54,983	712,404	502,177	26,568
Government Bonds	5,990	457,963	435,414	25,150
Local Government Bonds	1,691	28,181	30,081	-
Short-Term Corporate Bonds	-	-	-	-
Corporate Bonds	47,300	226,259	36,682	1,418
Foreign Securities and Others	65,128	700,722	629,083	167,884
Total	120,112	1,413,126	1,131,261	194,453

(h) Investments in Subsidiaries and Affiliates with Market Value (Non-consolidated)

	March 31, 2004		
Millions of Yen	Book Value	Market Value	Net
Investments in Affiliates	149	1,775	1,625

Market value is based on the closing prices at the end of the fiscal period.

2. Money Held in Trust

(a) Money Held in Trust for Trading Purpose and being Held-to-Maturity

There are no corresponding items.

(b) Money Held in Trust for Others (other than for Trading Purpose and being Held-to-Maturity)

	March 31, 2004				
			Unrealized Gain(Loss)		
Millions of Yen	Cost	Book Value	Net	Gain	Loss
Money Held in Trust for Others	686	686	-	-	-

3. Net Unrealized Gains on Available-for-Sale Securities

The schedule set forth below shows component items of "Net Unrealized Gains on Available-for-Sale Securities, Net of Tax" in the consolidated balance sheets.

Millions of Yen	March 31, 2004
Net Unrealized Gains	160,067
Available-for-Sale Securities	160,067
(-) Amount Equivalent to Deferred Tax Liabilities	64,805
Total (before adjustment for Minority Interest)	95,262
(-) Minority Interest	79
(+) Parent Company's portions in Available-for-Sale Securities owned by its affiliates	758
Net Unrealized Gains on Available-for-Sale Securities, Net of Tax	95,941

Market Value Information for Fiscal 2002 (Consolidated)

1. Securities

The information includes a part of "Commercial Paper and Other Debt Purchased" treated as securities in "Accounting Standard for Financial Instruments."

(a) Trading Securities

Millions of Yen	*Book Value*	*Net Unrealized Gain (Loss) Reflected on the Statements of Operations*
	March 31, 2003	
Trading Securities	345,866	173

(b) Held-to-Maturity Debt Securities with Market Value

Millions of Yen	*Book Value*	*Market Value*	*Unrealized Gain(Loss)*		
			Net	*Gain*	*Loss*
	March 31, 2003				
Japanese Government Bonds	-	-	-	-	-
Japanese Local Government Bonds	-	-	-	-	-
Japanese Corporate Bonds	-	-	-	-	-
Foreign Government Bonds and Others	18,022	18,700	678	999	320
Total	18,022	18,700	678	999	320

Market value is based on the closing prices at the end of the fiscal period.

(c) Available-for-Sale Securities with Market Value

Millions of Yen	*Cost*	*Book Value*	*Unrealized Gain(Loss)*		
			Net	*Gain*	*Loss*
	March 31, 2003				
Japanese Stocks	588,781	525,156	(63,625)	35,432	99,057
Japanese Bonds	1,095,127	1,103,590	8,462	8,560	98
Government Bonds	771,895	773,056	1,161	1,220	59
Local Government Bonds	31,504	32,739	1,234	1,238	4
Corporate Bonds	291,727	297,793	6,066	6,101	34
Foreign Securities and Others	1,583,417	1,619,188	35,770	47,463	11,692
Total	3,267,326	3,247,934	(19,391)	91,456	110,848

Values in the balance sheets reflect market value calculated by using the average market value during final month of the fiscal period as for Japanese stocks, and by using the market value at the end of the fiscal period as for the securities other than Japanese stocks.

(d) Available-for-Sale Securities Sold during the Fiscal Year

Millions of Yen	*Amount Sold*	*Gain*	*Loss*
	March 31, 2003		
Available-for-Sale Securities	8,906,938	132,072	110,214

(e) Investment Securities without Market Value

The following table summarizes main items of book value of securities with no available fair value.

Millions of Yen	***March 31, 2003*** *Book Value*
Available-for-Sale Securities	
Unlisted Foreign Securities	121,750
Unlisted Japanese Stocks (excluding stocks sold in public market)	55,710
Trust Certificates of Loan Trust	18,071

(f) Change of Classification by Holding Purpose of Securities

There are no corresponding items.

(g) Redemption Schedule of Bonds classified as Available-for-Sale Securities with maturity and Held-to-Maturity Debt Securities

				March 31, 2003
	Book Value			
Millions of Yen	*~1YR*	*1YR ~ 5YR*	*5YR ~ 10YR*	*10YR ~*
Japanese Bonds	333,890	689,336	78,661	1,701
Government Bonds	305,395	467,661	-	-
Local Government Bonds	-	16,514	16,225	-
Corporate Bonds	28,495	205,161	62,436	1,701
Foreign Securities and Others	157,272	615,988	737,424	205,440
Total	491,163	1,305,325	816,085	207,141

(h) Investments in Subsidiaries and Affiliates with Market Value (Non-consolidated)

There are no corresponding items.

2. Money Held in Trust

(a) Money Held in Trust for Trading Purpose and being Held-to-Maturity

There are no corresponding items.

(b) Money Held in Trust for Others (other than for Trading Purpose and being Held-to-Maturity)

There are no corresponding items.

3. Net Unrealized Losses on Available-for-Sale Securities

The schedule set forth below shows component items of "Net Unrealized Losses on Available-for-Sale Securities, Net of Tax" in the consolidated balance sheets.

Millions of Yen	*March 31, 2003*
Net Unrealized Losses	(19,637)
Available-for-Sale Securities	(19,637)
(+) Amount Equivalent to Deferred Tax Assets	8,072
Total (before adjustment for Minority Interest)	(11,564)
(-) Minority Interest	20
(+) Parent Company's portions in Available-for-Sale Securities owned by its affiliates	275
Net Unrealized Losses on Available-for-Sale Securities, Net of Tax	(11,309)

Financial Derivatives for Fiscal 2003 and 2002 (Consolidated)

(a) Interest Related Transactions

	March 31, 2004				March 31, 2003			
Millions of Yen	*Contract Value*	*Over 1YR*	*Market Value*	*Unrealized Gain (Loss)*	*Contract Value*	*Over 1YR*	*Market Value*	*Unrealized Gain (Loss)*
Listed								
Interest Futures								
Sold	26,176,879	5,571,431	(63,839)	(63,839)	4,121,446	156,962	(4,905)	(4,905)
Purchased	21,726,530	3,538,557	28,345	28,345	4,293,304	171,146	5,471	5,471
Interest Options								
Sold	1,277,742	9,645	(313)	(1)	963,808	-	(143)	7
Purchased	831,495	-	290	89	842,235	-	159	(7)
Over-the-Counter								
Forward Rate Agreements	-	-	-	-	-	-	-	-
Interest Rate Sw aps								
Fix Rcv-Flt Pay	21,164,611	17,736,622	641,194	641,194	11,357,723	9,735,692	315,416	315,416
Flt Rcv-Fix Pay	20,184,050	16,735,699	(585,331)	(585,331)	10,834,784	9,348,652	(316,994)	(316,994)
Flt Rcv-Flt Pay	4,125,158	3,549,658	(461)	(461)	2,252,100	2,153,600	3,311	3,311
Interest Options								
Sold	791,635	698,264	(3,384)	(1,383)	524,120	351,810	(1,438)	1,766
Purchased	1,226,826	1,212,261	13,812	2,374	289,415	150,680	2,893	384
Other Interest Rela ted	-	-	-	-	-	-	-	-
Total			30,311	20,985			3,770	4,451

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statements of operations.
Derivative transactions subject to hedge accounting treatments are excluded from the schedule above.
Among derivative transactions subject to "Macro Hedge Accounting" in accordance with the temporary treatment regulated by "Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Auditing Committee Report No.24) in the previous periods, but not re-distinguished as hedge purpose transactions in the regular rules of the hedge accounting from the beginning of this fiscal period are included in the schedule above.
And deferred hedge income (losses) based on "Macro Hedge Accounting" are amortized accounting to remaining period for each hedge transaction.
Market value transactions listed are calculated mainly using the closing prices on the Tokyo International Financial Futures Exchange and others.
Market value of OTC transactions are calculated mainly using discounted present value and option pricing models.

(b) Currency Related Transactions

Millions of Yen	March 31, 2004 Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)	March 31, 2003 Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)
Listed								
Currency Futures	-	-	-	-	-	-	-	-
Currency Options	-	-	-	-	-	-	-	-
Over-the-Counter								
Currency Swaps	48,042	44,208	4,374	4,374	46,655	44,058	3,276	3,276
Forward								
Sold	2,109,758	97,740	64,390	64,390	-	-	-	-
Purchased	2,306,627	101,009	(63,605)	(63,605)	-	-	-	-
Currency Options								
Sold	1,331	171	(2,020)	(82)	-	-	-	-
Purchased	2,011	161	1,878	1	-	-	-	-
Other Currency Related	-	-	-	-	-	-	-	-
Total			5,017	5,077			3,276	3,276

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statements of operations.
Derivative transactions subject to hedge accounting treatments and such transactions accompanied by foreign currency monetary claims or obligations, which are either reflected on the balance sheets at the end of the fiscal period, or eliminated therefrom in the process of consolidation, are excluded from the schedule above.
Currency swaps subject to the accrual-basis standard for foreign currency accounting treatment in accordance with the temporary treatment regulated by "Treatment for Accounting and Auditing of Application of Accounting Standard for Foreign Currency Transactions in the Banking Industry" (JICPA Industry Auditing Committee Report No.25) at the end of the previous fiscal period are as shown below.

Millions of Yen	March 31, 2003 Contract Value	Market Value	Unrealized Gain (Loss)
Currency Swaps	589,146	(875)	(875)

Market value is calculated mainly using discounted present value.
Forward exchange contracts and currency options whose unrealized gains (losses) are reflected on the consolidated statements of operations after being evaluated on a mark-to-market basis in the previous periods are included in the schedule above from this fiscal period.
Currency swaps subject to hedge accounting treatments in accordance with "Treatment for Accounting and Auditing of Application of Accounting Standard for Foreign Currency Transactions in the Banking Industry" (JICPA Industry Auditing Committee Report No.25) are excluded from this category.
Contract value of currency related derivative transactions subject to the mark-to-market evaluation at the end of the previous fiscal period are as shown below.

Millions of Yen	March 31, 2003 Contract Value
Listed	
Currency Futures	-
Currency Options	-
Over-the-Counter	
Forward	
Sold	2,527,166
Purchased	2,477,226
Currency Options	
Sold	3,766
Purchased	3,575
Other Currency Related	-

(c) Stock Related Transactions

	March 31, 2004				March 31, 2003			
Millions of Yen	Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)	Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)
Listed								
Stock Index Futures								
Sold	8,050	-	(358)	(358)	8,713	-	(8)	(8)
Purchased	-	-	-	-	649	-	(18)	(18)
Stock Index Options								
Sold	-	-	-	-	5,180	-	(84)	63
Purchased	-	-	-	-	-	-	-	-
Over-the-Counter								
Stock Options	-	-	-	-	-	-	-	-
Stock Index and Other Swaps	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-
Total			(358)	(358)			(111)	36

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statements of operations.
Derivative transactions subject to hedge accounting treatments are excluded from the schedule above.
Market value transactions listed are calculated mainly using the closing prices on the Tokyo Stock Exchange and others.
Market value of OTC transactions are calculated mainly using discounted present value and option pricing models.

(d) Bond Related Transactions

	March 31, 2004				March 31, 2003			
Millions of Yen	Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)	Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)
Listed								
Bond Futures								
Sold	1,339,701	-	(6,384)	(6,384)	278,195	-	(988)	(988)
Purchased	1,363,071	-	1,962	1,962	257,253	-	702	702
Bond Future Options								
Sold	160,726	-	(456)	12	360	-	(0)	1
Purchased	447,007	-	1,072	(243)	480	-	2	(0)
Over-the-Counter								
Bond Options	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-
Total			(3,805)	(4,653)			(285)	(285)

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statements of operations.
Derivative transactions subject to hedge accounting treatments are excluded from the schedule above.
Market value transactions listed are calculated mainly using the closing prices on the Tokyo Stock Exchange and others.
Market value of OTC transactions are calculated mainly using option pricing models.

(e) Commodity Related Transactions

The Bank did not have any commodity related transactions as of March 31, 2004 and 2003.

(f) Credit Derivative Transactions

	March 31, 2004				March 31, 2003			
Millions of Yen	*Contract Value*	*Over 1YR*	*Market Value*	*Unrealized Gain (Loss)*	*Contract Value*	*Over 1YR*	*Market Value*	*Unrealized Gain (Loss)*
Over-the-Counter								
Credit Derivatives								
Sold	500	500	2	2	-	-	-	-
Purchased	1,000	1,000	(6)	(6)	229,852	1,000	137	(179)
Total			(4)	(4)			137	(179)

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statements of operations.
Derivative transactions subject to hedge accounting treatments are excluded from the schedule above.
Market value is calculated using discounted present value.
"Sold" indicates credit risks assumed, and "Purchased" indicates credit risks transferred.

Non-Consolidated Balance Sheets

(Millions of Yen)

	Mar-04 (unaudited)	Mar-03	Change
Assets:			
Cash and Due from Banks	751,656	670,518	81,138
Call Loans	114,789	30,000	84,789
Bills Bought	62,600	-	62,600
Commercial Paper and Other Debt Purchased	102,428	95,869	6,559
Trading Assets	301,896	679,926	(378,030)
Money Held in Trust	686	-	686
Investment Securities	3,636,250	3,468,066	168,183
Loans and Bills Discounted	8,887,978	9,168,024	(280,045)
Foreign Exchanges	13,339	13,534	(194)
Other Assets	1,001,024	1,075,893	(74,868)
Premises and Equipment	97,932	105,000	(7,068)
Deferred Tax Assets	141,371	266,881	(125,509)
Customers' Liabilities for Acceptances and Guarantees	474,756	432,641	42,115
Reserve for Possible Loan Losses	(109,091)	(136,094)	27,002
Reserve for Losses on Investment Securities	(4,774)	(719)	(4,054)
Total Assets	15,472,846	15,869,541	(396,695)
Liabilities:			
Deposits	8,758,651	8,689,399	69,251
Negotiable Certificates of Deposit	1,387,329	1,558,646	(171,316)
Call Money	90,000	60,000	30,000
Payables under Repurchase Agreements	1,024,599	928,932	95,666
Collateral for Lending Securities	239,138	386,870	(147,731)
Bills Sold	60,700	208,700	(148,000)
Trading Liabilities	47,933	330,403	(282,470)
Borrowed Money	445,567	424,279	21,287
Foreign Exchanges	12,664	45,333	(32,669)
Corporate Bonds	122,700	106,600	16,100
Convertible Bonds	70	75	(5)
Borrowed Money from Trust Accounts	1,425,148	1,477,346	(52,197)
Other Liabilities	564,547	576,154	(11,606)
Reserve for Employee Bonuses	3,476	3,141	334
Reserve for Employee Retirement Benefits	305	315	(9)
Deferred Tax Liabilities on Revaluation Reserve for Land	6,826	2,199	4,627
Acceptances and Guarantees	474,756	432,641	42,115
Total Liabilities	14,664,414	15,231,038	(566,624)
Stockholders' Equity:			
Capital Stock	287,018	287,015	2
Capital Surplus	240,437	240,435	2
Additional Paid-in Capital	240,437	240,435	2
Retained Earnings	193,861	123,970	69,891
Legal Retained Earnings	45,603	44,503	1,100
Voluntary Reserves	68,872	129,873	(61,000)
Unappropriated Profit (Undisposed Loss) at End of Year	79,385	(50,406)	129,791
Net Income (Loss)	73,928	(56,565)	130,493
Revaluation Reserve for Land, Net of Tax	(3,235)	3,236	(6,471)
Net Unrealized Gains(Losses) on Available-for-Sale Securities, Net of Tax	94,783	(11,790)	106,574
Treasury Stock	(4,433)	(4,363)	(69)
Total Stockholders' Equity	808,432	638,503	169,929
Total Liabilities and Stockholders' Equity	15,472,846	15,869,541	(396,695)

Non-Consolidated Statements of Operations and Retained Earnings

(Millions of Yen)

	Mar-04 (unaudited)	Mar-03	Change
Operating Income:			
Trust Fees	76,401	71,382	5,018
Interest Income:	212,429	273,533	(61,103)
Interest on Loans and Discounts	120,930	131,639	(10,708)
Interest and Dividends on Securities	85,749	126,856	(41,107)
Fees and Commissions	57,984	45,748	12,236
Trading Revenue	3,760	8,094	(4,334)
Other Operating Income	76,201	123,259	(47,057)
Other Income	51,956	24,746	27,209
Total Operating Income	478,733	546,764	(68,030)
Operating Expenses:			
Interest Expenses:	94,981	120,718	(25,736)
Interest on Deposits	29,456	40,721	(11,265)
Fees and Commissions	30,453	27,309	3,144
Trading Expenses	-	478	(478)
Other Operating Expenses	49,015	118,901	(69,886)
General and Administrative Expenses	113,467	119,010	(5,542)
Other Expenses	68,705	228,736	(160,031)
Total Operating Expenses	356,622	615,155	(258,532)
Net Operating Income (Loss)	122,110	(68,390)	190,501
Extraordinary Income	8,843	26,614	(17,770)
Extraordinary Expenses	4,955	62,990	(58,034)
Income (Loss) before Income Taxes	125,998	(104,766)	230,765
Provision for Income Taxes:			
Current	104	103	0
Deferred	51,965	(48,305)	100,271
Net Income (Loss)	73,928	(56,565)	130,493
Retained Earnings Brought Forward from Previous Year	4,359	6,042	(1,683)
Transfer from Revaluation Reserve for Land, Net of Tax	1,098	116	982
Deferential Loss on Disposal of Treasury Stock	1	-	1
Unappropriated Profit (Undisposed Loss) at End of Year	79,385	(50,406)	129,791

Non-Consolidated Statement of Appropriation of Profit

(Millions of Yen)

	Mar-04 (proposed)	Mar-03	Change
Unappropriated Profit (Undisposed Loss) at End of Year	**79,385**	(50,406)	129,791
Transfer from Voluntary Reserve	**0**	61,000	(60,999)
Transfer from Reserve for Losses on Overseas Investments	**0**	0	0
Transfer from Special Voluntary Earned Reserve	-	61,000	(61,000)
Total	**79,386**	10,594	68,791
Profit Appropriation	**73,677**	6,234	67,443
Transfer to Legal Retained Earnings	**976**	1,100	(123)
Dividends on Preferred Stock	**568**	760	(191)
Dividends on Common Stock	**9,062**	4,374	4,687
Bonuses to Directors	**70**	-	70
Voluntary Reserve	**63,000**	0	62,999
Reserve for Losses on Overseas Investments	-	0	(0)
Special Voluntary Earned Reserve	**63,000**	-	63,000
Profit Brought Forward to Next Year	**5,708**	4,359	1,348

Statements of Trust Account (unaudited)

(Millions of Yen)

	Mar-04	Mar-03	Change
Assets:			
Loans and Bills Discounted	**1,132,607**	1,761,904	(629,296)
Investment Securities	**5,796,846**	4,476,065	1,320,781
Money Held in Trust	**37,804,184**	39,465,647	(1,661,462)
Securities Held in Custody Accounts	**875**	1,188	(312)
Money Claims	**3,375,654**	3,223,012	152,641
Premises and Equipment	**2,095,424**	1,968,312	127,112
Other Claims	**73,831**	72,290	1,540
Loans to Banking Account	**1,425,148**	1,477,346	(52,197)
Cash and Due from Banks	**184,590**	170,363	14,227
Total Assets	**51,889,165**	52,616,131	(726,966)
Liabilities:			
Money Trusts	**18,475,916**	20,108,266	(1,632,350)
Pension Trusts	**6,017,425**	5,477,868	539,557
Property Formation Benefit Trusts	**11,256**	11,515	(259)
Loan Trusts	**1,362,069**	1,963,838	(601,769)
Securities Investment Trusts	**7,210,767**	6,804,661	406,105
Money Entrusted, other than Money Trusts	**2,689,844**	3,215,853	(526,008)
Securities Trusts	**9,119,565**	8,430,286	689,279
Money Claim Trusts	**3,060,074**	2,868,189	191,884
Equipment Trusts	**4,123**	5,925	(1,801)
Land and Fixtures Trusts	**176,288**	190,265	(13,976)
Other Trusts	**3,761,832**	3,539,459	222,372
Total Liabilities	**51,889,165**	52,616,131	(726,966)

Major Account Balances
(sum of Banking account and Trust account)

(Millions of Yen)

	Mar-04 (unaudited)	Mar-03	Change
Total Employable Funds	**36,012,648**	37,809,535	(1,796,886)
Deposits	**8,758,651**	8,689,399	69,251
Negotiable Certificates of Deposit	**1,387,329**	1,558,646	(171,316)
Money Trusts	**18,475,916**	20,108,266	(1,632,350)
Pension Trusts	**6,017,425**	5,477,868	539,557
Property Formation Benefit Trusts	**11,256**	11,515	(259)
Loan Trusts	**1,362,069**	1,963,838	(601,769)

Loans and Bills Discounted	**10,020,586**	10,929,929	(909,342)
Banking Account	**8,887,978**	9,168,024	(280,045)
Trust Account	**1,132,607**	1,761,904	(629,296)
Investment Securities	**9,433,097**	7,944,132	1,488,964
Banking Account	**3,636,250**	3,468,066	168,183
Trust Account	**5,796,846**	4,476,065	1,320,781

The Sumitomo Trust & Banking Co., Ltd.

Amendment of Forecast for Year-end Dividend

Tokyo, May 24, 2004 --- The Sumitomo Trust and Banking Co., Ltd. ("Sumitomo Trust") hereby announces that its forecast for the year-end dividend for the common stock is amended as shown below. There is no amendment of the forecast for the dividend of the preferred stock.

1. Amendment of the forecast for the dividend of the common stock (FY2003)

			Yen
	Dividend paid to common stock		In total
	At the end of the 1st HFY (Interim Dividend)	At the end of FY	
Previous forecast (as of November 2003)	---	4.00	4.00
Amended forecast	---	6.00	6.00
Dividend paid for FY2002	---	3.00	3.00

2. Reasons of Amendment (Adoption of the new policy for profit sharing with shareholders)

We have renewed the policy for profit sharing with shareholders, and plan to increase the proportion of profit shared by our shareholders over the medium term. We previously placed importance on stable dividend. However, under the new policy, we plan to share profits with shareholders in accordance with profit level of each fiscal year, by dividend and share buy-back.

For the fiscal year 2003, we give consideration to both the policy above and the needs of enhancement of capital base to prepare future investment opportunities for growth, and propose 6.00 yen* year-end dividend.

* Dividend payout ratio for the fiscal year 2003 (Projection): 12%

For inquiries, please contact
Koichi Onaka, Head of IR Office, Financial Management Department
The Sumitomo Trust & Banking Co., Ltd.
Telephone: +81-3-3286-8354, Fax: 81-3-3286-4654

The Sumitomo Trust & Banking Co., Ltd.
May 24, 2004

Change in Directors, Statutory Auditors and Executive Officers
(as of June 29, 2004)

The Sumitomo Trust & Banking Co., Ltd. hereby notifies the following changes of Directors, Statutory Auditors and Executive Officers.

(1)	Candidates for Representative Directors	
	Representative Director, Senior Executive Officer (Currently Senior Executive Officer)	Toshiharu Sakurai
	Representative Director, Senior Executive Officer (Currently Director, Managing Executive Officer)	Kazuo Miyakawa
	Representative Director, Senior Executive Officer (Currently Director, Managing Executive Officer)	Jiro Araki
	Representative Director, Senior Executive Officer (Currently Director, Managing Executive Officer)	Hideo Fujii
	Representative Director, Senior Executive Officer (Currently Director, Managing Executive Officer)	Masao Shibuya
	Representative Director, Senior Executive Officer (Currently Director, Managing Executive Officer)	Ikuho Inoue
(2)	Retiring Representative Director	
	(Currently Representative Director, Senior Executive Officer and GM of Financial Management Department)	Eiichi Tanabe
(3)	Candidate for Director	
	Director, Managing Executive Officer (Currently Managing Executive Officer)	Yukio Aoyama
(4)	Retiring Directors	
	(Currently Director, Managing Executive Officer)	Sakae Yashiro
	(Currently Director, Managing Executive Officer)	Takashi Nakamura

(5)	Candidates for Statutory Auditors Standing Statutory Auditor (Currently Representative Director, Senior Executive Officer and GM of Financial Management Department) Statutory Auditor (Currently Assistant General Manager of Wakayama Steel Works of Sumitomo Metal Industries, Limited)	 Eiichi Tanabe Koichi Takamura
(6)	Retiring Statutory Auditors (Currently Standing Statutory Auditor) (Currently Statutory Auditor)	 Shigeru Tomoda Tsukasa Oshima
(7)	Candidates for Executive Officers Managing Executive Officer (Currently Executive Officer and GM of Retail Business Planning and Promotion Department) Managing Executive Officer (Currently Executive Officer and GM of Tokyo Corporate Business Department. IV) Managing Executive Officer (Currently Executive Officer and GM of Corporate Trust Business Department. I) Managing Executive Officer (Currently Executive Officer and GM of Wholesale Business Planning Department) Executive Officer (Currently Chief Executive of Nagoya District and GM of Nagoya Branch) Executive Officer (Currently GM of Real Estate Business Planning Department) Executive Officer (Currently Head office Executive) Executive Officer (Currently GM of Corporate Business Department I, Osaka) Executive Officer (Currently GM of Corporate Administration Department) Executive Officer (Currently Chief Executive of United States District and GM of New York Branch) Executive Officer (Currently GM of Corporate Planning Department)	 Masahiko Nakai Masakiyo Inoue Akio Otsuka Kiyoshi Mukohara Tomoaki Ando Tadashi Chida Takashi Fukazawa Nobuyuki Wakuta Hiroshi Noguchi Hidehiko Asai Hitoshi Tsunekage
(8)	Retiring Executive Officer (Currently Managing Executive Officer)	 Shuichi Shimizu

* GM : General Manager

Explanatory Material

Fiscal Year 2003 ended on Mar.31, 2004

The Sumitomo Trust and Banking Co., Ltd.

Table of Contents

I. Outlook of the financial results for the fiscal year 2003

1. Summary of the financial results for the fiscal year 2003

(Consolidated)

		Millions of Yen		
		FY2003	FY2002	Change
Gross profits	1	**279,911**	271,005	8,905
Net trust fees	2	**76,401**	71,382	5,018
Principal guaranteed trust a/c credit costs	3	**4,678**	20,308	-15,629
Net interest income	4	**119,709**	151,611	-31,902
Net fees and commissions	5	**52,827**	36,091	16,735
Net gains on trading	6	**3,760**	7,615	-3,855
Others	7	**27,212**	4,304	22,908
General & administrative expenses	8	**132,716**	135,147	-2,430
Net transfer to general reserves	9	**-**	5,058	-5,058
Banking a/c credit costs	10	**19,256**	62,531	-43,275
Net losses on direct write-offs	11	**16,840**	40,669	-23,828
Net transfer to specific loan losses reserves	12	**-**	4,798	-4,798
Losses on sale of loans in bulk	13	**-397**	16,731	-17,128
Net transfer to reserves for loans to borrowers in specific foreign countries	14	**-**	-220	220
Other credit costs	15	**2,813**	554	2,258
Net gains on stocks	16	**25,723**	-127,952	153,676
Net income from affiliates by equity method	17	**99**	786	-686
Others	18	**-18,070**	-7,261	-10,808
Net operating income	19	**135,690**	-66,159	201,850
Extraordinary income	20	**2,965**	-60,333	63,298
Reversal of reserves	21	**1,157**	-	1,157
Net gains on securities contributed to employee retirement benefit trust	22	**-**	-57,469	57,469
Refund of Tokyo Metropolitan Government's Tax on large banks	23	**5,285**	-	5,285
Net income before income taxes	24	**138,656**	-126,493	265,149
Income taxes	25	**1,201**	1,028	173
Deferred income taxes	26	**54,025**	-57,483	111,508
Minority interest	27	**3,798**	2,927	870
Net income	28	**79,629**	-72,967	152,596

Total credit costs (3 + 9 +10 - 21)	29	**22,777**	87,898	-65,121

Net business profit before credit costs	30	**153,619**	159,045	-5,426

<Number of subsidiaries/ affiliates>

	Mar. 2004	Mar. 2003	Change
Consolidated subsidiaries	**18**	20	-2
Affiliates (subject to the equity method)	**5**	5	-

(Non-consolidated)

		Millions of Yen			% change
		FY2003	FY2002	Change	
Gross profits	1	**252,327**	254,958	-2,630	-1.0
excluding Net gains on bonds (1-9-18)	2	**224,296**	258,436	-34,140	-13.2
Net trust fees	3	**76,401**	71,382	5,018	7.0
Principal guaranteed trust a/c credit costs	4	**4,678**	20,308	-15,629	-77.0
Net losses on direct write-offs	5	**4,720**	17,516	-12,796	-73.1
Losses on sales of loans to CCPC	6	**-**	1,667	-1,667	-100.0
Losses on sale of loans in bulk	7	**-41**	1,125	-1,166	-103.7
Trust fees from principal guaranteed trust a/c	8	**33,742**	41,485	-7,743	-18.7
Net capital gains on sale of securities	9	**-472**	-2,649	2,177	82.2
Other trust fees	10	**47,338**	50,205	-2,867	-5.7
Net interest income	11	**117,448**	153,163	-35,715	-23.3
Domestic	12	**91,369**	88,577	2,791	3.2
International	13	**26,078**	64,585	-38,507	-59.6
Net fees and commissions	14	**27,531**	18,439	9,092	49.3
Domestic	15	**29,700**	20,510	9,189	44.8
Net gains on trading	16	**3,760**	7,615	-3,855	-50.6
Others	17	**27,186**	4,357	22,828	523.9
Net capital gains on bonds	18	**28,503**	-828	29,332	3,540.3
Net gains on financial derivatives	19	**-5,044**	-232	-4,812	-2,071.9
General and administrative expenses	20	**111,974**	116,378	-4,403	-3.8
Personnel expenses	21	**46,410**	47,401	-990	-2.1
Non-personnel expenses excluding taxes	22	**60,740**	63,905	-3,164	-5.0
Taxes other than income taxes	23	**4,823**	5,071	-248	-4.9
Net business profit before credit costs (1+4-20)	24	**145,031**	158,889	-13,857	-8.7
excluding Net capital gains on bonds (24-9-18)	25	**117,000**	162,367	-45,367	-27.9
Net transfer to general reserves	26	**-**	5,136	-5,136	-100.0
Net business profit	27	**140,352**	133,444	6,908	5.2
Net non-recurring profit	28	**-18,241**	-201,834	183,592	91.0
Net gains on stocks	29	**25,640**	-127,782	153,422	120.1
Gains on sale of stocks	30	**41,281**	14,238	27,043	189.9
Losses on sale of stocks	31	**12,624**	41,024	-28,399	-69.2
Losses on devaluation of stocks	32	**3,016**	100,996	-97,979	-97.0
Banking a/c net credit costs	33	**19,141**	60,483	-41,342	-68.4
Net losses on direct write-offs	34	**16,725**	40,392	-23,666	-58.6
Net transfer to specific loan loss reserves	35	**-**	3,027	-3,027	-100.0
Losses on sale of loans in bulk	36	**-397**	16,731	-17,128	-102.4
Net transfer to reserves for loans to borrowers in specific foreign countries	37	**-**	-220	220	100.0
Other credit costs	38	**2,813**	554	2,258	407.6
Others	39	**-24,740**	-13,568	-11,171	-82.3
Amortization of net actuarial losses/ prior service cost	40	**8,417**	5,021	3,395	67.6
Net transfer to reserve for losses on investment securities	41	**4,774**	-299	5,073	1,695.9
Loss on redemption of public fund (subordinated bonds)	42	**2,366**	-	2,366	-
Net operating income	43	**122,110**	-68,390	190,501	278.6
Extraordinary income	44	**3,887**	-36,376	40,264	110.7
Net gains on disposal of fixed assets	45	**-1,292**	-1,652	359	21.8
Reversal of reserves	46	**1,986**	-	1,986	-
Amortized cost of net transition obligation for employee retirement benefit	47	**3,659**	3,659	-	-
Net gains on collection from write-offs	48	**1,568**	2,505	-937	-37.4
Refund of Tokyo Metropolitan Government's Tax on large banks	49	**5,285**	-	5,285	-
Net income before income taxes	50	**125,998**	-104,766	230,765	220.3
Income taxes	51	**104**	103	0	0.4
Deferred income taxes	52	**51,965**	-48,305	100,271	207.6
Net income	53	**73,928**	-56,565	130,493	230.7

Total credit costs (4 + 26 + 33 - 46)		**21,833**	85,928	-64,094	-74.6

Dividend per common stock (Yen, percentage points)		**6.00**	3.00	3.00	100.0

2. Unrealized gains/losses on investment securities

(1) Banking a/c

(Consolidated)

	Millions of Yen						
	Mar. 2004			Mar. 2003			Change of net
	Net	Unrealized gains	Unrealized losses	Net	Unrealized gains	Unrealized losses	
Held-to-maturity debt securities	**369**	**377**	**7**	678	999	320	-308
Available-for-sale securities	**160,067**	**192,248**	**32,181**	-19,637	91,456	111,093	179,704
Total	**160,437**	**192,625**	**32,188**	-18,958	92,455	111,414	179,395
Japanese stocks	**159,077**	**175,285**	**16,208**	-63,625	35,432	99,057	222,702
Japanese bonds	**-8,915**	**1,294**	**10,209**	8,462	8,560	98	-17,377
Foreign securities and others (*1)	**10,274**	**16,045**	**5,770**	36,204	48,463	12,258	-25,929
(Net unrealized gains on available-for-sale securities, net of tax)	**95,941**	———	———	-11,309	———	———	107,251

(*1) Most part of securities categorized in "Foreign securities and others" are US Treasuries and German Bunds. The figures in the tables are translated in Japanese Yen.
Although the value is shown in Japanese Yen, those bonds are funded by repo transactions. Thus there is no foreign exchange rate risk.

(Note) Net unrealized gain on " Investment in affiliates " is 12,613 million yen.

(Non-consolidated)

	Millions of Yen						
	Mar. 2004			Mar. 2003			Change of net
	Net	Unrealized gains	Unrealized losses	Net	Unrealized gains	Unrealized losses	
Held-to-maturity debt securities	-	-	-	-	-	-	-
Investment in affiliates	**1,625**	**1,625**	-	-	-	-	1,625
Available-for-sale securities	**159,568**	**191,614**	**32,046**	-19,803	91,081	110,884	179,371
Total	**161,193**	**193,239**	**32,046**	-19,803	91,081	110,884	180,996
Japanese stocks	**160,537**	**176,744**	**16,207**	-63,668	35,388	99,057	224,205
Japanese bonds	**-8,914**	**1,293**	**10,207**	8,461	8,559	98	-17,375
Foreign securities and others (*1)	**9,570**	**15,201**	**5,631**	35,404	47,133	11,728	-25,833
(Net unrealized gains on available-for-sale securities, net of tax)	**94,783**	———	———	-11,790	———	———	106,574

(*1) Most part of securities categorized in "Foreign securities and others" are US Treasuries and German Bunds. The figures in the tables are translated in Japanese Yen.
Although the value is shown in Japanese Yen, those bonds are funded by repo transactions. Thus there is no foreign exchange rate risk.

(2) Principal guaranteed trust a/c

(Non-consolidated)

	Millions of Yen		
	Net		Change
	Mar. 2004	Mar. 2003	of net
Total	**1,863**	4,775	-2,912
Japanese stocks	-	-	-
Japanese bonds	**1,095**	3,990	-2,894
Foreign securities and others	**768**	785	-17

3. BIS capital ratio (Consolidated)

	Millions of Yen			
	Mar. 2004	Sep. 2003	Mar. 2003	Change from Mar. 2003
Total capital	**1,390,649**	1,380,346	1,213,927	176,722
Tier I	**789,900**	760,014	706,184	83,715
Net unrealized losses on available-for-sale securities, net of tax	**-**	-	11,288	-11,288
Minority interest in consolidated subsidiaries	**90,277**	89,610	89,072	1,204
Non-cumulative preferred capital notes	**83,000**	83,000	83,000	-
Tier II	**605,517**	624,114	511,306	94,210
Upper Tier II	**276,317**	244,107	197,006	79,310
Net unrealized gains on available-for-sale securities, net of tax	**72,605**	33,677	-	72,605
Revaluation surplus on land, after 55% discount	**1,616**	3,357	4,188	-2,571
General reserves	**73,425**	78,397	88,243	-14,818
Perpetual subordinated debts	**128,670**	128,675	104,575	24,095
Lower Tier II	**329,200**	380,007	314,300	14,900
Termed subordinated debts, etc.	**329,200**	380,007	314,300	14,900
Deduction (double gearing)	**4,767**	3,782	3,564	1,203
Total risk adjusted assets	**11,168,978**	11,405,376	11,580,899	-411,921
On-balance-sheet items	**10,165,760**	10,259,383	10,474,890	-309,129
Off-balance- sheet items	**939,211**	1,086,430	1,042,641	-103,430
Market risk equivalent	**64,006**	59,562	63,367	639
BIS capital ratio	**12.45%**	12.10%	10.48%	1.97%
(Tier I ratio)	**7.07%**	6.66%	6.09%	0.98%

(Note) Non-consolidated BIS capital ratio and Tier I ratio are 12.56% and 7.12%, respectively.

4. Adequacy for calculating and posting net deferred tax assets

1. Adequacy for calculating and posting net deferred tax assets (Non-consolidated)

The recoverability of deferred tax assets is estimated from future taxable income that is estimated based on the new mid-term plan as well as historical financial performance.

Although material amount of loss carried forwards exists at the end of the fiscal year 2003, it is due to extraordinary causes in the past.
Thus, the proviso of item 4 of the practical guideline, " Treatment for audit of recoverability of deferred tax assets" is applicable.
And net deferred tax assets are posted based on the tax planning with limits of not more than the total future taxable income in reasonable term for estimation (5 years).

There are negative numbers for taxable income in the past five years, but those are due to extraordinary causes as following;

- Devaluation of assets in accordance with the introduction of new accounting standard for financial products
- Proactive final disposition of non-performing loans in line with Japanese government's policy
- Acceleration of unwinding of cross shareholdings to meet the regulation

	Billions of Yen				
	FY2003	FY2002	FY2001	FY2000	FY1999
Taxable income before deduction of loss carry forwards	**36.3**	-221.2	52.4	-122.4	107.3
Net business profit before credit costs	**145.0**	158.8	150.2	144.1	144.7

(Note) Taxable income before deduction of loss carry forwards of FY2003 is estimated amount.

2. Estimated amount for future taxable income (Non-consolidated)

Net business profit before credit costs, income before income taxes, and taxable income which are used for estimation of future tax income

	Billions of Yen
	Total from FY2004 to FY2008
Net business profit before credit costs	770.0
Income before income taxes	620.0
Taxable income before deduction of existing deferred tax assets factors	671.0
Effective tax rate for calculation of deferred tax assets	40.60%

3. Major factors for deferred tax assets and deferred tax liabilities (Non-consolidated)

	Billions of Yen	
	Mar. 2004	Mar. 2003
Deferred tax assets	**209.6**	272.5
Reserves for possible loan losses (including taxable losses on write-offs)	**34.1**	50.2
Devaluation of securities	**36.3**	54.5
Reserves for employee retirement benefit	**9.5**	7.1
Loss carry forwards	**105.4**	127.7
Net unrealized losses on available-for-sale securities	**-**	8.0
Others	**28.7**	27.0
Valuation allowance	**-4.5**	-2.2
Deferred tax liabilities	**68.2**	5.6
Net unrealized gains on available-for-sale securities	**64.7**	-
Others	**3.4**	5.6
Net deferred tax assets (on the balance sheet)	**141.3**	266.8

4. Percentage to capital (Non-consolidated)

	Billions of Yen		
	Mar. 2004	Mar. 2003	Change
Net deferred tax assets (A)	**141.3**	266.8	-125.5
Tier I (B)	**790.2**	713.2	77.0
Percentage (A) / (B)	**17.8%**	37.4%	-19.6%

5. Major factors for deferred tax assets (Consolidated)

	Billions of Yen	
	Mar. 2004	Mar. 2003
Deferred tax assets	**218.3**	285.0
Reserves for possible loan losses (including taxable losses on write-offs)	**35.9**	52.3
Devaluation of securities	**36.3**	54.5
Reserve for employee retirement benefit	**10.3**	7.8
Loss carry forwards	**108.6**	130.6
Unrealized profit	**6.6**	10.1
Net unrealized losses on available-for-sale securities	**-**	8.0
Others	**29.4**	27.9
Valuation allowance	**-9.0**	-6.4
Deferred tax liabilities	**68.3**	5.6
Net unrealized gains on available-for-sale securities	**64.8**	-
Others	**3.5**	5.6
Net deferred tax assets (on the balance sheet)	**150.0**	279.4
Net deferred tax liabilities (on the balance sheet)	**0.2**	0.1

6. Percentage to capital (Consolidated)

	Billions of Yen		
	Mar. 2004	Mar. 2003	Change
Net deferred tax assets (A)	**150.0**	279.4	-129.3
Tier I (B)	**789.9**	706.1	83.7
Percentage (A) / (B)	**18.9%**	39.5%	-20.6%

(Note) Classification of companies in the practical guideline, the Japanese Institute of Certified Public Accountants ("JICPA") Industry Auditing Committee Report No. 66 Treatment for audit of recoverability of deferred tax assets (November 9, 2001)

Item 1: Companies which report taxable income every year, and the taxable income sufficiently exceeds temporary differences that will result in deductible amounts in the future years.

Item 2: Companies which show stable business performance but do not report taxable income enough for covering temporary differences that will result in deductible amounts in the future years.

Item 3: Companies which show unstable business performance and do not report taxable income enough for covering temporary differences that result in deductible amounts in the future.

Item 4: Companies which post material amount of loss carry forwards.

Proviso of item 4: Companies which post material amount of loss carry forwards but report taxable income every year except for extraordinary causes.

Item 5: Companies have post material amount of loss carry forwards for consecutive years (most commonly 3 years and more).

5. Cross shareholdings

(1) Cross shareholdings (Market price available)

(Consolidated)

	Billions of Yen		
	Mar. 2004	Sep. 2003	Mar. 2003
Cost basis	**450.8**	487.0	588.7
Mark-to-market basis	**609.9**	557.7	525.1
Tier I	**789.9**	760.0	706.1

(2) Unwinding of cross shareholdings (Cost basis)
(Non-consolidated)

	Billions of Yen			
	FY2003		FY2002	
	Full FY2003	**1HFY2003**	Full FY2002	1HFY2002
Plan	150.0	100.0	200.0	100.0
Actual	143.1	101.7	325.3	148.8

6. Assets classified under the Financial reconstruction law (After partial direct write-offs)

(1) Banking a/c (Non-consolidated)

	Millions of Yen				
	Mar. 2004	Sep. 2003	Mar. 2003	Change from Sep. 2003	Change from Mar. 2003
Assets classified under the Financial reconstruction law (a)	**249,044**	316,532	338,377	-67,488	-89,333
Loans in bankrupt and practically bankrupt	**15,279**	19,766	21,984	-4,487	-6,704
Doubtful loans	**102,428**	117,897	159,783	-15,469	-57,354
Substandard loans (b)	**131,336**	178,868	156,610	-47,531	-25,274
Ordinary assets	**9,132,175**	9,178,238	9,284,705	-46,062	-152,529
Loans to substandard debtors (excluding Substandard loans) (c)	**4,083**	12,217	10,864	-8,133	-6,780
Loans to special mention debtors (excluding (b) and (c))	**472,377**	552,707	653,031	-80,329	-180,653
Loans to ordinary debtors	**8,655,714**	8,613,312	8,620,810	42,401	34,903
Total loan balance (d)	**9,381,220**	9,494,771	9,623,083	-113,551	-241,863
Ratio to total loan balance (a) / (d)	**2.7%**	3.3%	3.5%	-0.6%	-0.8%
Loans to substandard debtors (b)+(c)	**135,420**	191,086	167,475	-55,665	-32,054

(Note) Partial direct write-offs: Mar. 2004: 103.4 billion Yen, Sep. 2003: 117.5 billion Yen, Mar. 2003: 151.6 billion Yen

(2) Principal guaranteed trust a/c (Non-consolidated)

	Millions of Yen				
	Mar. 2004	Sep. 2003	Mar. 2003	Change from Sep. 2003	Change from Mar. 2003
Assets classified under the Financial reconstruction law (e)	**39,864**	56,061	63,819	-16,197	-23,955
Loans in bankrupt and practically bankrupt	**3,452**	5,976	7,050	-2,524	-3,598
Doubtful loans	**10,672**	15,741	16,875	-5,068	-6,203
Substandard loans (f)	**25,738**	34,343	39,893	-8,604	-14,154
Ordinary assets	**989,676**	1,254,927	1,480,130	-265,250	-490,453
Loans to substandard debtors (excluding Substandard loans) (g)	**720**	2,501	2,174	-1,781	-1,454
Loans to special mention debtors (excluding (f) and (g))	**24,798**	35,172	50,266	-10,374	-25,467
Loans to ordinary debtors	**964,158**	1,217,253	1,427,689	-253,095	-463,531
Total loan balance (h)	**1,029,541**	1,310,989	1,543,950	-281,448	-514,409
Ratio to total loan balance (e) / (h)	**3.9%**	4.3%	4.1%	-0.4%	-0.2%
Loans to substandard debtors (f)+(g)	**26,459**	36,845	42,068	-10,386	-15,609

(3) Banking a/c and principal guaranteed trust a/c combined (Non-consolidated)

	Millions of Yen				
	Mar. 2004	Sep. 2003	Mar. 2003	Change from Sep. 2003	Change from Mar. 2003
Assets classified under the Financial reconstruction law (A)	**288,908**	372,594	402,197	-83,686	-113,289
Loans in bankrupt and practically bankrupt	**18,731**	25,743	29,034	-7,011	-10,303
Doubtful loans	**113,101**	133,638	176,658	-20,537	-63,557
Substandard loans (B)	**157,075**	213,212	196,504	-56,136	-39,428
Ordinary assets	**10,121,852**	10,433,166	10,764,836	-311,313	-642,983
Loans to substandard debtors (excluding substandard loans) (C)	**4,803**	14,719	13,039	-9,915	-8,235
Loans to special mention debtors (excluding (B) and (C))	**497,176**	587,880	703,297	-90,704	-206,120
Loans to ordinary debtors	**9,619,872**	9,830,566	10,048,499	-210,693	-428,627
Total loan balance (D)	**10,410,761**	10,805,760	11,167,033	-394,999	-756,272
Ratio to total loan balance (A) / (D)	**2.8%**	3.4%	3.6%	-0.6%	-0.8%
Loans to substandard debtors (B)+(C)	**161,879**	227,931	209,543	-66,052	-47,663

(4) Reserve ratio for loans to special mention / ordinary debtors (general reserves) (Banking a/c) (Non-consolidated)

	Percentage points				
	Mar. 2004	Sep. 2003	Mar. 2003	Change from Sep. 2003	Change from Mar. 2003
Special mention	**10.4**	9.2	9.5	1.2	0.9
Substandard debtors	**17.9**	18.2	25.0	-0.3	-7.1
Against uncovered portion	**42.6**	52.5	50.7	-9.9	-8.1
Other than substandard debtors	**8.2**	6.1	5.6	2.1	2.6
Ordinary debtors	**0.1**	0.1	0.1	-	-

(Note) Reserve ratio = general reserves / loan amount

(5) Asset classified under the Financial reconstruction law as of March 31, 2004 (Non-consolidated)

(Banking a/c) (in millions of Yen)

	Balance	Coverage ratio	Collateral/ Reserves		Reserve ratio
Loans in bankrupt/ practically bankrupt (A)	(a) 15,279 (21,984)	100% (100%)	Specific loan loss reserves (b)	856	100% (100%)
			Guarantee and collateral (c)	14,423	(b) / ((a)-(c))
Doubtful loans (B)	(d) 102,428 (159,783)	95% (86%)	Uncovered	4,715	86%
			Specific loan loss reserves (e)	29,309	(66%)
			Guarantee and collateral (f)	68,404	(e) / ((d)-(f))
Substandard loans (C)	(g) 131,336 (156,610)	75% (75%)	Uncovered	32,145	42%
			General reserves (h)	23,798	(50%)
			Guarantee and collateral (i)	75,393	(h) / ((g)-(i))
Ordinary assets	9,132,175 (9,284,705)		General reserves	48,240	
			Reserves for loans to borrowers in specific foreign countries	481	
Total	9,381,220 (9,623,083)		Total of (A),(B) and (C)	249,044 (338,377)	Ratio to total loan balance 2.7%

(Principal guaranteed trust a/c) (in millions of Yen)

	Balance	Coverage Ratio	Collateral/ Reserves		Reserves for principal
Loans in bankrupt/ practically bankrupt (D)	3,452 (7,050)	100% (100%)	Guarantee and collateral	3,452	8,275 Reserves for loan trust
Doubtful loans (E)	10,672 (16,875)	87% (75%)	Uncovered	1,339	585 Reserves for JOMT
			Guarantee and collateral	9,333	
Substandard loans (F)	25,738 (39,893)	51% (54%)	Uncovered	12,396	
			Guarantee and collateral	13,342	
Ordinary assets	989,676 (1,480,130)				
Total	1,029,541 (1,543,950)		Total of (D), (E) and (F)	39,864 (63,819)	Ratio to total loan balance 3.9%

(Banking a/c and principal guaranteed trust a/c combined)

Grand total	10,410,761 (11,167,033)	Total of (A),(B),(C),(D),(E) and (F)	288,908 (402,197)	Ratio to grand total loan balance 2.8%

(Note) Numbers in parenthesis are as of Mar. 2003

7. Forecast for FY2004

	Billions of Yen			
	Forecast for FY 2004		FY2003 (Actual)	Change
	Full FY2004 (A)	1HFY2004	(B)	(A)-(B)
(Non-consolidated)				
Net business profits before credit costs	**145.0**	65.0	145.0	-
Net business profits	**140.0**	62.0	140.3	-0.3
Total credit costs	**30.0**	15.0	21.8	8.2
Banking a/c net credit costs	**25.0**	12.0	17.1	7.9
Trust a/c net credit costs	**5.0**	3.0	4.6	0.4
Other non-recurring items	**-5.0**	-5.0	0.8	-5.8
Net operating income	**110.0**	45.0	122.1	-12.1
Net income	**66.0**	27.0	73.9	-7.9
Dividend per stock: Dividend per common stock (Yen)	**6.00**	-	6.00	-
Dividend per stock: Dividend per preferred stock (Yen)	**6.08**	-	6.08	-
(Consolidated)				
Net operating income	**120.0**	50.0	135.6	-15.6
Net income	**70.0**	29.0	79.6	-9.6

(Note) Sumitomo Trust released " UFJ Trust Bank and Sumitomo Trust & Banking Announce Plans to Integrate Management (Trust and custody businesses to be jointly operated) " on May 21, 2004. The forecast does not reflect the influence on the financial performance, which might be caused when the management integration is realized.

II. Supplementary information I

1. Total risk adjusted assets, capital and deferred tax assets (Consolidated)

	Billions of Yen			
	Total risk adjusted assets	Capital		
		Total	Tier I	Tier II
Mar. 2002	11,908.0	1,293.6	734.1	562.4
Mar. 2003	11,580.8	1,213.9	706.1	511.3
Mar. 2004	**11,168.9**	**1390.6**	**789.9**	**605.5**

	Billions of Yen	
	Deferred tax assets	BIS capital ratio
Mar. 2002	250.3	10.86%
Mar. 2003	279.4	10.48%
Mar. 2004	**150.0**	**12.45%**

2. Net business profit (Non-consolidated)

	Billions of Yen			
	Net business profit before net transfer to general reserves	Net business profit	Net business profit before principal guaranteed a/c credit costs	
			Before net transfer to general reserves	
FY 2002	138.5	133.4	158.8	153.7
FY 2003	140.3	140.3	145.0	145.0
FY 2004 (Forecast)	140.0	140.0	145.0	145.0
1HFY 2004 (Forecast)	62.0	62.0	65.0	65.0

3. Non-performing loans

(1) Credit costs

(Consolidated)

	Billions of Yen			
	Net transfer to general reserves (a)	Banking a/c credit costs (*1) (b)	Principal guaranteed trust a/c credit costs (c)	Total credit costs (a)+(b)+(c)
FY 2002	5.0	62.5	20.3	87.8
FY 2003	-	18.0	4.6	22.7
1HFY 2003	-	7.8	2.2	10.0

(*1) For banking a/c credit costs, the sum of credit costs is booked to be non-recurring loss. However, in the table above, 2.7 billion yen of reversal of reserves (extraordinary income item) is included for 1HFY2003, and 1.1 billion yen of reversal of reserves (extraordinary income item) is included for FY2003.

(Non-consolidated)

	Billions of Yen			
	Net transfer to general reserves (a)	Banking a/c credit costs (*1) (b)	Principal guaranteed trust a/c credit costs (c)	Total credit costs (a)+(b)+(c)
FY 2002	5.1	60.4	20.3	85.9
FY 2003	-	17.1	4.6	21.8
1HFY 2003	-	7.7	2.2	9.9
FY 2004 (Forecast)	0.0	25.0	5.0	30.0
1HFY 2004 (Forecast)	0.0	12.0	3.0	15.0

(*1) For banking a/c credit costs, the sum of credit costs is booked to be non-recurring loss. However, in the table above, 2.8 billion yen of reversal of reserves (extraordinary income item) is included for 1HFY2003, and 1.9 billion yen of reversal of reserves (extraordinary income item) is included for FY2003.

(2) Outstanding amount (Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

(Classification under self-assessment)

	Billions of Yen				
	Legally/ virtually bankrupt (a)	Potentially bankrupt (b)	Potentially bankrupt or worse categories (a)+(b)	Special mention (=Watch list) including Substandard (c)	(a)+(b)+(c)
Mar. 2003	29.0	176.7	205.7	912.8	1,118.5
Sep. 2003	25.7	133.6	159.4	815.8	975.2
Mar. 2004	18.7	113.1	131.8	659.1	790.9

(Classification under the Financial reconstruction law)

	Billions of Yen	
	Substandard Loans (d)	(a)+(b)+(d)
Mar. 2003	196.5	402.2
Sep. 2003	213.2	372.6
Mar. 2004	157.1	288.9

(3) Final disposal and new entry (Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

a. Outstanding amount (Compared to Mar. 2003)

	Billions of Yen		
	Loans in bankrupt/ practically bankrupt	Doubtful loans	Total
Mar. 2003	29.0	176.7	205.7
Mar. 2004	**18.7**	**113.1**	**131.8**
New entry during FY2003	3.6	28.8	32.4
Final disposal during FY2003	-14.5	-91.7	-106.2
Category migration during FY2003	0.6	-0.6	-
Net	-10.3	-63.6	-73.9

b. Outstanding amount (Compared to Sep. 2003)

	Billions of Yen		
	Loans in bankrupt/ practically bankrupt	Doubtful loans	Total
Sep. 2003	25.7	133.6	159.4
Mar. 2004	18.7	113.1	131.8
New entry during 2HFY2003	2.7	13.0	15.7
Final disposal during 2HFY2003	-8.7	-34.5	-43.3
Category migration during 2HFY2003	-1.0	1.0	-
Net	-7.0	-20.5	-27.5

c. Breakdown by disposal methods

	Billions of Yen				
	Liquidation	Reconstruction	Financial condition improvement along with reconstruction	Outright Sale	
					Sale to RCC
FY 2003	40.4	26.7	29.6	27.5	-
1HFY 2003	36.6	19.6	19.1	5.5	-

	Billions of Yen				
	Direct write-offs	Others			Total
		Total	Collection/ repayment	Financial condition improvement	
FY 2003	-65.5	47.5	42.3	5.1	106.2
1HFY 2003	-37.2	19.3	18.2	1.1	63.0

(4) Financial support to debtors (Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

	FY2003		
	Amount (Billions of Yen)	Number of companies	Company name
Debt forgiveness	6.4	1	Kumagai Gumi
Based on private sector resolution guideline	-	-	——
Debt to equity swap	19.4	2	Kumagai Gumi, Sumitomo Mitsui Construction
Preferred stock	-	-	——
Total	25.8	——	——

(Note) Based on public announcement

(5) Cash reserves and cash reserve ratio for each category of debtor (Banking a/c) (Non-consolidated)

		Mar. 2004		Sep. 2003	
		Cash reserve ratio	Cash reserves(*1) (Billions of Yen)	Cash reserve ratio	Cash reserves (Billions of Yen)
Loans to bankrupt and practically bankrupt debtors	against uncovered portion	**100.0%**	**0.8**	100.0%	0.9
Loans to doubtful debtors	against uncovered portion	**86.1%**	**29.3**	79.4%	28.9
Loans to substandard debtors	against uncovered portion	**42.6%**	**24.3**	52.5%	34.9
	against loan amount	**17.9%**		18.2%	
Loans to special mention debtors (excluding Loans to substandard debtors)	against loan amount	**8.2%**	**39.0**	6.1%	34.1
Loans to ordinary debtors	against loan amount	**0.1%**	**8.6**	0.1%	8.6

(*1) Cash reserves = General reserves or specific loan losses reserves

(6) Cash reserves for loans to substandard debtors calculated based on discount cash flow method (Banking a/c) (Non-consolidated)

	Numbers of applicable debtors	Cash reserves (Billions of Yen)	Reserve ratio against uncovered portion
Mar. 2003	3	8.6	48.5%
Mar. 2004	**16**	**39.4**	**47.0%**

(Note) Discount cash flow method is applied to the substandard debtors with exposure of 10 billion yen or more in FY2002, and to the doubtful debtors, substandard debtors and part of special mention debtors with exposure of 5 billion yen or more in FY2003.

(7) Non-performing loan ratio (Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

	Mar. 2002	Sep. 2002	Mar. 2003	Sep. 2003	Mar. 2004
The Financial reconstruction law basis	6.1%	5.1%	3.6%	3.4%	2.8%

4. Cross shareholdings

(1) Cross shareholdings (Market price available)

(Consolidated)

	Billions of Yen		
	Cost basis	Mark-to-market basis	Tier I
Mar. 2003	588.7	525.1	706.1
Sep. 2003	487.0	557.7	760.0
Mar. 2004	**450.8**	**609.9**	**789.9**

(2) Unwinding of cross shareholdings (Cost basis)

(Non-consolidated)

	Billions of Yen
	Total
FY2003	143.1
2HFY2003	41.4
Plan for FY2004	50.0

(3) Losses on devaluation of stocks (Non-consolidated)

	Billions of Yen	
	Net gains/ losses of stocks	
		Losses on devaluation of stocks
FY2002	-127.7	-100.9
FY2003	25.6	-3.0

5. Loans

(1) Loans to small and mid-sized corporations (Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

	Loan amount (Billions of Yen)	Loan ratio (%)
Mar. 2003	4,562.0	43.3
Mar. 2004	4,398.2	45.5

(2) Loans by industry (Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

		Billions of Yen				
			Risk managed loans			
		Total amount	Loans more than 3 months past due	Restructured loans	Other delinquent loans	Loans in bankruptcy proceedings
Wholesale and retail	Mar. 2003	912.3	0.3	24.3	4.0	6.2
	Mar. 2004	874.2	-	20.2	5.7	4.1
Construction	Mar. 2003	230.7	-	45.8	35.3	2.4
	Mar. 2004	182.8	-	57.2	0.2	1.4
Real estate	Mar. 2003	1,125.2	0.4	41.4	111.4	8.2
	Mar. 2004	928.0	-	16.5	75.6	7.0
Finance and insurance	Mar. 2003	2,602.2	-	0.4	2.0	0.3
	Mar. 2004	2,443.5	-	1.9	2.3	0.2

III. Supplementary information II

1. Return on equity (Non-consolidated)

		Yen		
		FY2003	FY2002	Change
Dividend per stock	Common stock	**6.00**	3.00	3.00
	Preferred stock	**6.08**	6.08	-
Net income per common stock		**50.09**	-39.50	89.59
Return (Net business profit before trust a/c credit costs) on equity		**22.7%**	28.1%	-5.4%
Return (Net business profit before credit costs) on equity		**22.7%**	29.0%	-6.3%
Return (Net income) on equity		**11.5%**	-10.5%	22.0%
		Millions of Yen		
Total stockholder's equity (ending balance)		**808,432**	638,503	169,929
Net unrealized gains/ losses on available-for-sale securities, net of tax		**94,783**	-11,790	106,574

2. Spread

(1) Domestic banking a/c

	Percentage points		
	FY2003	FY2002	Change
Average yield on interest-earning assets (A)	**1.16**	1.17	-0.01
Loans and bills discounted (a)	**1.29**	1.34	-0.05
Bonds (b)	**1.03**	0.89	0.14
Average yield on interest-bearing liabilities (B)	**0.32**	0.38	-0.06
Deposits (c)	**0.21**	0.23	-0.02
Gross margin (A) - (B)	**0.84**	0.79	0.05
Loan-deposit margin (a) - (c)	**1.08**	1.11	-0.03

(2) Domestic banking a/c and principal guaranteed trust a/c combined

	Percentage points		
	FY2003	FY2002	Change
Average yield on interest-earning assets (A)	**1.22**	1.22	0.00
Loans and bills discounted (a)	**1.32**	1.41	-0.09
Bonds (b)	**1.07**	1.04	0.03
Average yield on interest-bearing liabilities (B)	**0.24**	0.27	-0.03
Deposits (c)	**0.17**	0.17	0.00
Gross margin (A) - (B)	**0.98**	0.95	0.03
Loan-deposit margin (a) - (c)	**1.15**	1.24	-0.09

3. Breakdown of gains/ losses on securities (Non-consolidated)

(1) Bond related

	Millions of Yen		
	FY2003	FY2002	Change
Net gains/ losses on bonds	**28,503**	-828	29,332
Gains on sale of bonds	**72,474**	117,829	-45,354
Gains on redemption of bonds	**-**	-	-
Losses on sale of bonds	**43,272**	116,582	-73,309
Losses on redemption of bonds	**159**	2,073	-1,913
Losses on devaluation of bonds	**538**	2	536

(2) Stock related

	Millions of Yen		
	FY2003	FY2002	Change
Net gains/ losses on bonds	**25,640**	-127,782	153,422
Gains on sale of stocks	**41,281**	14,238	27,043
Losses on sale of stocks	**12,624**	41,024	-28,399
Losses on devaluation of stocks (*1)	**3,016**	100,996	-97,979

(*1) The Bank applies the rule for stock valuation as follows under Japanese GAAP.

- Values of the stocks whose market values are obtainable in the markets are determined on the basis of the 1-month-average of their daily closing prices during March 2004 (the closing month of FY2003).
- The Bank adopts the standard for devaluation of stocks shown below.

Standard for devaluation of stocks

	Less than 30%	30 - 50%	More than 50%
Stocks of ordinary debtors			To be devaluated
Stocks of special mention or worse debtors		To be devaluated	To be devaluated

Devaluation of listed stocks

	Millions of Yen		
	Less than 30%	30 - 50%	More than 50%
Stocks of ordinary debtors	-	-	662
Stocks of special mention or worse debtors	-	98	-

4. Unrealized gains/ losses on financial derivatives

(1) Unrealized gains/ losses on financial derivatives reflected upon the statement of income

(Consolidated)

	Millions of Yen		
	Mar. 2004	Mar. 2003	Change
Interest rate related	**20,985**	4,451	---------
Interest rate swaps	**55,401**	1,733	---------
Bond related	**-4,653**	-285	---------
Currency related	**5,077**	3,276	---------
Stock related	**-358**	36	---------
Credit derivatives	**-4**	-179	---------
Total	**21,046**	7,299	---------

(Non-consolidated)

	Millions of Yen		
	Mar. 2004	Mar. 2003	Change
Interest rate related	**20,991**	4,469	---------
Interest rate swaps	**55,407**	1,751	---------
Bond related	**-4,653**	-285	---------
Currency related	**5,077**	3,276	---------
Stock related	**-358**	36	---------
Credit derivatives	**-4**	-179	---------
Total	**21,052**	7,317	---------

(Note 1) In accordance with the change of hedge accounting standard for Japanese banks, category of derivative transactions whose unrealized gains/losses are reflected upon the statement of income has changed. Thus, the figures in Mar. 2004 are not comparable to those figures in Mar. 2003.

(Note 2) Unrealized gains/losses of forward exchange contracts and currency options whose unrealized gains/losses are reflected upon statement of income are not included in the figures for Mar. 2003 but included in the figures for Mar. 2004.

(2) Derivatives to which hedge accounting is applicable

(Non-consolidated)

	Millions of Yen		
	Mar. 2004	Mar. 2003	Change
Interest rate related	**-8,337**	-36,142	---------
Interest rate swaps	**-8,337**	13,951	---------
Bond related	-	133	---------
Currency related	**-214**	-	---------
Total	**-8,552**	-36,008	---------

(Note 1) In accordance with the change of hedge accounting standard for Japanese banks, hedge accounting category for derivative transactions has changed. Thus, the figures in Mar. 2004 are not comparable to those figures in Mar. 2003.

(Note 2) Unrealized gains/losses of cross currency swaps subject to the accrual-basis accounting standard are not included in the figures for Mar. 2003 but included in the figures for Mar. 2004.

5. General & administrative expenses (Non-consolidated)

	Millions of Yen		
	FY2003	FY2002	Change
General & administrative expenses	**111,974**	116,378	-4,403
Personnel expenses	**46,410**	47,401	-990
Non-personnel expenses excluding taxes	**60,740**	63,905	-3,164
Taxes other than income taxes	**4,823**	5,071	-248

6. Number of directors and employees (Non-consolidated)

	Mar. 2004	Mar. 2003	Change
Number of directors and statutory auditors	**17**	18	-1
Statutory auditors	**5**	5	-
Number of employees (*1)	**4,843**	4,991	-148

(*1) Including clerical staff, and staff dispatched from other companies. Not including part-timers.

7. Number of branches and subsidiaries (Non-consolidated)

	Mar. 2004	Mar. 2003	Change
Number of domestic branches (*1)	**51**	51	-
Number of overseas branches	**3**	3	-
Number of overseas subsidiaries (*2)	**3**	3	-

(*1) Excluding satellite offices (15 offices in Mar. 2004 and 14 offices in Mar. 2003)

(*2) Excluding special purpose companies

8. Employee retirement benefits

(Consolidated)

		Millions of Yen		
		Mar. 2004	Mar. 2003	Change
Projected benefit obligation	(A)	**193,556**	163,815	29,740
(Discount rate)		**(2.0%)**	(3.0%)	(-1.0%)
Plan assets (market value)	(B)	**222,920**	158,427	64,493
Reserves for employee retirement benefits	(C)	**2,440**	2,279	160
Advance benefit paid	(D)	**70,795**	78,943	-8,148
Unrecognized net plan assets	(E)	**29,444**	1,781	27,662
Unrecognized net transition obligation	(F)	**3,659**	7,319	-3,659
Unrecognized net prior service cost	(G)	**2,049**	2,360	-310
Unrecognized net actuarial loss	(A-B-C+D+E-F-G)	**62,725**	74,154	-11,428

	Millions of Yen		
	FY2003	FY2002	Change
Retirement benefit expenses	**16,873**	**14,620**	**2,252**

(Non-consolidated)

		Millions of Yen		
		Mar. 2004	Mar. 2003	Change
Projected benefit obligation	(A)	**190,687**	161,340	29,347
(Discount rate)		**(2.0%)**	(3.0%)	(-1.0%)
Plan assets (market value)	(B)	**222,217**	157,915	64,301
Reserves for employee retirement benefits	(C)	**305**	315	-9
Advance benefit paid	(D)	**70,795**	78,943	-8,148
Unrecognized net plan assets	(E)	**29,444**	1,781	27,662
Unrecognized net transition obligation	(F)	**3,659**	7,319	-3,659
Unrecognized net prior service cost	(G)	**2,049**	2,360	-310
Unrecognized net actuarial loss	(A-B-C+D+E-F-G)	**62,694**	74,154	-11,460

	Millions of Yen		
	FY2004	FY2003	Change
Retirement benefit expenses	**16,372**	14,029	2,343
Service cost-benefits earned	**3,632**	3,954	-321
Interest cost on projected benefit obligation	**4,830**	4,808	21
Expected return on plan assets	**-5,574**	-5,903	329
Amortization of net transition obligation	**3,659**	3,659	-
Amortization of prior service cost	**310**	448	-137
Amortization of net actuarial losses	**8,106**	4,573	3,532
Others (additional benefit at retirement, etc.)	**1,405**	2,487	-1,082

9. Risk managed loans

(1) Banking a/c and principal guaranteed trust a/c combined (Consolidated)

		Millions of Yen				
		Mar. 2004	Sep. 2003	Mar. 2003	Change from Sep. 2003	Change from Mar. 2003
Risk managed loans	Loans in bankruptcy proceedings	**15,068**	16,715	20,760	-1,646	-5,691
	Other delinquent loans	**116,550**	140,863	184,231	-24,313	-67,681
	Loans more than 3 months past due	**18**	19,439	3,157	-19,420	-3,139
	Restructured loans	**157,075**	194,158	193,784	-37,082	-36,708
	Total Loans under risk management	**288,712**	371,176	401,933	-82,463	-113,220
(Note) Partial direct write-offs: Mar. 2004: 107.1 billion Yen, Sep. 2003: 121.5 billion yen, Mar. 2003: 157.4 billion Yen						
Total Loan Balance		**9,891,600**	10,303,966	10,687,105	-412,366	-795,505

		Percentage points				
% to total loan balance	Loans in bankruptcy proceedings	**0.15**	0.16	0.19	-0.01	-0.04
	Other delinquent loans	**1.18**	1.37	1.72	-0.19	-0.54
	Loans more than 3 months past due	**0.00**	0.19	0.03	-0.19	-0.03
	Restructured loans	**1.59**	1.88	1.81	-0.29	-0.22
	Total Loans under risk management	**2.92**	3.60	3.76	-0.68	-0.84

(2) Banking a/c loans (Non-consolidated)

		Millions of Yen				
		Mar. 2004	Sep. 2003	Mar. 2003	Change from Sep. 2003	Change from Mar. 2003
Risk managed loans	Loans in bankruptcy proceedings	**12,351**	11,656	14,670	694	-2,318
	Other delinquent loans	**103,724**	122,588	164,490	-18,864	-60,766
	Loans more than 3 months past due	**-**	10,532	1,199	-10,532	-1,199
	Restructured loans	**131,336**	168,336	155,410	-36,999	-24,074
	Total Loans under risk management	**247,412**	313,113	335,771	-65,700	-88,359
(Note) Partial direct write-offs: Mar. 2004: 103.4 billion yen, Sep. 2003: 117.5 billion yen, Mar. 2003: 151.6 billion yen						
Total loan balance		**8,887,978**	9,018,876	9,168,024	-130,898	-280,045

		Percentage points				
% to total loan balance	Loans in bankruptcy proceedings	**0.14**	0.13	0.16	0.01	-0.02
	Other delinquent loans	**1.17**	1.36	1.79	-0.19	-0.62
	Loans more than 3 months past due	**-**	0.12	0.01	-0.12	-0.01
	Restructured loans	**1.48**	1.87	1.70	-0.39	-0.22
	Total Loans under risk management	**2.78**	3.47	3.66	-0.69	-0.88

(3) Principal guaranteed trust a/c loans (Non-consolidated)

		Millions of Yen				
		Mar. 2004	Sep. 2003	Mar. 2003	Change from Sep. 2003	Change from Mar. 2003
Risk managed loans	Loans in bankruptcy proceedings	**2,563**	4,875	5,847	-2,312	-3,284
	Other delinquent loans	**11,561**	16,842	18,078	-5,280	-6,516
	Loans more than 3 months past due	-	8,521	1,519	-8,521	-1,519
	Restructured loans	**25,738**	25,821	38,373	-82	-12,634
	Total Loans under risk management	**39,864**	56,061	63,819	-16,197	-23,955
Total loan balance		**1,029,541**	1,310,989	1,543,950	-281,448	-514,409

		Percentage points				
% to total loan balance	Loans in bankruptcy proceedings	**0.25**	0.37	0.38	-0.12	-0.13
	Other delinquent loans	**1.12**	1.28	1.17	-0.16	-0.05
	Loans more than 3 months past due	-	0.65	0.10	-0.65	-0.10
	Restructured loans	**2.50**	1.97	2.49	0.53	0.01
	Total Loans under risk management	**3.87**	4.28	4.13	-0.41	-0.26

(4) Banking a/c and principal guaranteed trust a/c combined (Non-consolidated)

		Millions of Yen				
		Mar. 2004	Sep. 2003	Mar. 2003	Change from Sep. 2003	Change from Mar. 2003
Risk managed loans	Loans in bankruptcy proceedings	**14,915**	16,532	20,518	-1,617	-5,603
	Other delinquent loans	**115,285**	139,430	182,569	-24,144	-67,283
	Loans more than 3 months past due	-	19,053	2,719	-19,053	-2,719
	Restructured loans	**157,075**	194,158	193,784	-37,082	-36,708
	Total Loans under risk management	**287,276**	369,175	399,591	-81,898	-112,314
Total Loan Balance		**9,917,519**	10,329,866	10,711,974	-412,346	-794,455

		Percentage points				
% to total loan balance	Loans in bankruptcy proceedings	**0.15**	0.16	0.19	-0.01	-0.04
	Other delinquent loans	**1.16**	1.35	1.70	-0.19	-0.54
	Loans more than 3 months past due	-	0.18	0.03	-0.18	-0.03
	Restructured loans	**1.58**	1.88	1.81	-0.30	-0.23
	Total Loans under risk management	**2.90**	3.57	3.73	-0.67	-0.83

10. Final disposal of non-performing loans

(Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

(1) Loans outstanding in doubtful or worse categories as of Sep. 2000 and disposal thereafter

a. Outstanding amount

	Billions of Yen			
	Sep. 2000	Mar. 2001	Sep. 2001	Mar. 2002
Loans in bankrupt/practically bankrupt	112.1	82.7	89.9	38.4
Doubtful loans	614.7	377.5	277.7	240.2
Total	726.8	460.2	367.6	278.6

	Billions of Yen				
	Sep. 2002	Mar. 2003	Sep. 2003	Mar. 2004	Change from Sep. 2003
Loans in bankrupt/practically bankrupt	55.9	14.3	13.0	6.2	-6.8
Doubtful loans	159.4	72.7	72.0	64.3	-7.6
Total	215.3	86.9	84.9	**70.5**	**-14.4**
				(A)	**(B)**

b. Breakdown by disposal methods

	Billions of Yen	
	2HFY2003	
Liquidation	3.8	
Reconstruction	2.9	
Financial condition improvement along with reconstruction	1.4	
Outright sales	11.9	
Direct write-offs	-21.2	
Others	15.7	
Collection/ repayment	15.7	
Financial condition improvement	-0.0	
Total	**14.4**	**(B)**

c. Quasi final disposal or in the process of final disposal (out of **(A)**)

	Billions of Yen
	2HFY2003
Legal liquidation	8.4
Quasi legal liquidation	1.1
Divided into good company and bad company	-
Residual of small amount loans after partial write-offs	0.3
Entrusted to RCC	60.7
Total	70.5

(2) New entry to doubtful or worse categories during 2HFY2000 and disposal thereafter

a. Outstanding amount

	Billions of Yen			
	Mar. 2001	Sep. 2001	Mar. 2002	Sep. 2002
Loans in bankrupt/practically bankrupt	2.7	0.7	1.3	7.4
Doubtful loans	34.5	29.4	26.4	5.5
Total	37.2	30.1	27.6	12.8

	Billions of Yen			
	Mar. 2003	Sep. 2003	Mar. 2004	Change from Sep. 2003
Loans in bankrupt/practically bankrupt	6.4	6.9	6.1	-0.8
Doubtful loans	5.2	2.5	1.2	-1.3
Total	11.6	9.5	**7.3**	**-2.1**
			(C)	**(D)**

b. Beakdown by disposal methods

	Billions of Yen
	2HFY2003
Liquidation	-
Reconstruction	0.1
Financial condition improvement along with reconstruction	0.1
Outright sales	0.1
Direct write-offs	0.3
Others	1.6
Collection/ repayment	1.6
Financial condition improvement	-0.0
Total	**2.1** **(D)**

c. Quasi final disposal or in the process of final disposal (out of **(C)**)

	Billions of Yen
	2HFY2003
Legal liquidation	5.1
Quasi legal liquidation	-
Divided into good company and bad company	-
Residual of small amount loans after partial write-offs	0.8
Entrusted to RCC	-
Total	5.9

(3) New entry to doubtful or worse categories during 1HFY2001 and disposal thereafter

a. Outstanding amount

	Billions of Yen			
	Sep. 2001	Mar. 2002	Sep. 2002	Mar. 2003
Loans in bankrupt/ practically bankrupt	3.4	2.8	1.5	2.7
Doubtful loans	54.6	46.1	33.9	22.5
Total	58.0	48.9	35.4	25.2

	Billions of Yen		
	Sep. 2003	Mar. 2004	Change from Sep. 2003
Loans in bankrupt/ practically bankrupt	1.2	0.8	-0.3
Doubtful loans	14.8	10.6	-4.2
Total	16.0	11.5	-4.5
		(E)	**(F)**

b. Beakdown by disposal methods

	Billions of Yen
	2HFY2003
Liquidation	-
Reconstruction	4.0
Financial condition improvement along with reconstruction	2.3
Outright sales	-
Direct write-offs	-4.0
Others	2.3
Collection/ repayment	0.4
Financial condition improvement	1.8
Total	**4.5** **(F)**

c. Quasi final disposal or in the process of final disposal (out of **(E)**)

	Billions of Yen
	2HFY2003
Legal liquidation	0.6
Quasi legal liquidation	-
Divided into good company and bad company	5.8
Residual of small amount loans after partial write-offs	-
Entrusted to RCC	-
Total	6.4

(4) New entry to doubtful or worse categories during 2HFY2001 and disposal thereafter

a. Outstanding amount

	Billions of Yen			
	Mar. 2002	Sep. 2002	Mar. 2003	Sep. 2003
Loans in bankrupt/practically bankrupt	4.8	2.5	2.1	1.3
Doubtful loans	111.7	53.7	17.0	8.1
Total	116.5	56.1	19.1	9.4

	Billions of Yen	
	Mar. 2004	Change from Sep. 2003
Loans in bankrupt/practically bankrupt	0.9	-0.3
Doubtful loans	5.2	-2.9
Total	**6.1**	**-3.3**
	(G)	**(H)**

b. Beakdown by disposal methods

	Billions of Yen
	2HFY2003
Liquidation	-
Reconstruction	-
Financial condition improvement along with reconstruction	0.2
Outright sales	0.9
Direct write-offs	-0.4
Others	2.5
Collection/ repayment	1.6
Financial condition improvement	1.0
Total	**3.3** **(H)**

c. Quasi final disposal or in the process of final disposal (out of **(G)**)

	Billions of Yen
	2HFY2003
Legal liquidation	0.0
Quasi legal liquidation	-
Divided into good company and bad company	-
Residual of small amount loans after partial write-offs	0.9
Entrusted to RCC	-
Total	1.0

(5) New entry to doubtful or worse categories during 1HFY2002 and disposal thereafter

a. Outstanding amount

	Billions of Yen		
	Sep. 2002	Mar. 2003	Sep. 2003
Loans in bankrupt/practically bankrupt	2.9	1.8	1.3
Doubtful loans	21.3	14.9	11.4
Total	24.2	16.7	12.7

	Billions of Yen	
	Mar. 2004	Change from Sep. 2003
Loans in bankrupt/practically bankrupt	0.4	-0.9
Doubtful loans	3.8	-7.6
Total	**4.2**	**-8.5**
	(I)	**(J)**

b. Beakdown by disposal methods

	Billions of Yen
	2HFY2003
Liquidation	-
Reconstruction	0.1
Financial condition improvement along with reconstruction	6.7
Outright sales	0.4
Direct Write-offs	-0.3
Others	1.7
Collection/ repayment	1.7
Financial condition improvement	0.0
Total	**8.5** (J)

c. Quasi final disposal or in the process of final disposal (out of **(I)**)

	Billions of Yen
	2HFY2003
Legal liquidation	0.3
Quasi legal liquidation	0.2
Divided into good company and bad company	-
Residual of small amount loans after partial write-offs	0.1
Entrusted to RCC	-
Total	0.6

(6) New entry to doubtful or worse categories during 2HFY2002 and disposal thereafter

a. Outstanding amount

	Billions of Yen			
	Mar. 2003	Sep. 2003	Mar. 2004	Change from Sep. 2003
Loans in bankrupt/ practically bankrupt	1.8	1.2	1.1	-0.1
Doubtful loans	44.3	9.0	2.1	-7.0
Total	46.1	10.2	**3.1**	**-7.1**
			(K)	**(L)**

b. Beakdown by disposal methods

	Billions of Yen
	2HFY2003
Liquidation	-
Reconstruction	-
Financial condition improvement along with reconstruction	-
Outright sales	7.5
Direct Write-offs	-3.4
Others	3.0
Collection/ repayment	2.0
Financial condition improvement	1.0
Total	**7.1** (L)

c. Quasi final disposal or in the process of final disposal (out of **(K)**)

	Billions of Yen
	2HFY2003
Legal liquidation	0.8
Quasi legal liquidation	-
Divided into good company and bad company	-
Residual of small amount loans after partial write-offs	0.3
Entrusted to RCC	-
Total	1.0

(7) New entry to doubtful or worse categories during 1HFY2003

a. Outstanding amount

	Billions of Yen		
	Sep.2003	Mar. 2004	Change from Sep. 2003
Loans in bankrupt/ practically bankrupt	0.9	0.5	-0.4
Doubtful loans	15.8	12.9	-2.9
Total	16.7	**13.4**	**-3.3**
		(M)	**(N)**

b. Beakdown by disposal methods

	Billions of Yen
	2HFY2003
Liquidation	-
Reconstruction	-
Financial Condition improvement along with Reconstruction	-
Outright Sale	1.1
Direct Write-off	0.6
Others	1.5
Collection/Repayment	1.3
Financial Condition Improvement	0.2
Total	**3.3** **(N)**

c. Quasi final disposal or in the process of final disposal (out of **(M)**)

	Billions of Yen
	2HFY2003
Legal liquidation	0.2
Quasi legal liquidation	-
Divided into good company and bad company	-
Residual of small amount loans after partial write-offs	0.3
Entrusted to RCC	-
Total	0.5

(8) New entry to doubtful or worse categories during 2HFY2003

a. Outstanding amount

	Billions of Yen
	Mar. 2004
Loans in bankrupt/ practically bankrupt	2.7
Doubtful loans	13.0
Total	15.7 **(O)**

(9) Historical balance of doubtful or worse loans

	Billions of Yen				
	Sep.2000	Mar. 2001	Sep.2001	Mar. 2002	Sep. 2002
Loans in bankrupt/ practically bankrupt	112.1	85.4	93.9	47.2	70.1
Doubtful loans	614.7	412.0	361.8	424.4	273.7
Total	726.8	497.5	455.7	471.6	343.8

	Billions of Yen				
	Mar. 2003	Sep. 2003	Mar. 2004		
				Change from Sep. 2003	
Loans in bankrupt/ practically bankrupt	29.0	25.7	18.7	-7.0	
Doubtful loans	176.7	133.6	113.1	-20.5	(P)=(A)+(C)+(E)+(G)+(I)+(K)+(M)+(O)
Total	205.7	159.4	**131.8**	**-27.5**	(Q)=(B)+(D)+(F)+(H)+(J)+(L)+(N)+(O)
			(P)	**(Q)**	

11. Loans by industry

After partial direct write-offs

(1) Loans by industry (Non-consolidated)

	Millions of Yen						
	Mar. 2004				Mar. 2003		
	Banking a/c	Trust a/c (*1)	Banking + trust a/c	Change from Mar. 2003	Banking a/c	Trust a/c	Banking + trust a/c
Domestic Branches (excluding offshore)	**8,532,058**	**1,132,607**	**9,664,666**	-857,896	8,760,658	1,761,904	10,522,563
Manufacturing	**1,214,627**	**55,924**	**1,270,551**	-218,489	1,334,972	154,067	1,489,040
Agriculture	**1,743**	**-**	**1,743**	278	1,465	-	1,465
Forestry	**221**	**-**	**221**	-578	799	-	799
Fishing	**2,300**	**-**	**2,300**	575	1,725	-	1,725
Mining	**3,699**	**292**	**3,991**	-1,105	4,686	410	5,096
Construction	**138,220**	**44,592**	**182,812**	-47,914	180,224	50,502	230,726
Energy and utilities	**103,823**	**103,581**	**207,403**	-115,130	157,828	164,705	322,533
Communication	**201,804**	**14,609**	**216,413**	-91,247	297,687	9,974	307,660
Transportation	**476,524**	**195,466**	**671,989**	-61,057	489,442	243,604	733,046
Wholesale and retail	**836,630**	**37,583**	**874,214**	-38,125	850,035	62,303	912,339
Finance and insurance	**2,225,150**	**218,415**	**2,443,566**	-158,716	2,215,804	386,477	2,602,282
Real estate	**788,300**	**139,707**	**928,007**	-197,249	920,789	204,468	1,125,256
Various services	**1,265,370**	**53,672**	**1,319,042**	-18,488	1,150,468	187,062	1,337,530
Others	**1,273,647**	**268,767**	**1,542,415**	89,349	1,154,735	298,332	1,453,066
Overseas branches and offshore	**355,919**	**-**	**355,919**	-51,445	407,365	-	407,366
Total	**8,887,978**	**1,132,607**	**10,020,586**	-909,342	9,168,024	1,761,904	10,929,929

(*1) Trust a/c is principal guaranteed trust a/c

(2) Risk managed loans by industry (Non-consolidated)

	Millions of Yen						
	Mar. 2004				Mar. 2003		
	Banking a/c	Trust a/c (*1)	Banking + trust a/c	Change from Mar. 2003	Banking a/c	Trust a/c	Banking + trust a/c
Domestic Branches (excluding offshore)	**239,567**	**39,864**	**279,431**	-97,645	313,257	63,819	377,077
Manufacturing	**16,958**	**563**	**17,521**	2,996	13,035	1,490	14,525
Agriculture	**-**	**-**	**-**	-	-	-	-
Forestry	**-**	**-**	**-**	-	-	-	-
Fishing	**-**	**-**	**-**	-	-	-	-
Mining	**-**	**-**	**-**	-	-	-	-
Construction	**49,055**	**9,866**	**58,922**	-24,643	69,709	13,855	83,565
Energy and utilities	**-**	**-**	**-**	-	-	-	-
Communication	**10**	**17**	**28**	-68	58	37	96
Transportation	**5,597**	**962**	**6,560**	-3,655	7,604	2,611	10,215
Wholesale and retail	**27,557**	**2,580**	**30,138**	-4,888	31,872	3,154	35,027
Finance and insurance	**4,279**	**265**	**4,545**	1,675	2,368	501	2,869
Real estate	**91,874**	**7,340**	**99,214**	-62,383	142,322	19,275	161,598
Various services	**30,928**	**11,535**	**42,463**	-5,656	33,375	14,744	48,120
Others	**13,304**	**6,731**	**20,036**	-1,021	12,909	8,148	21,057
Overseas branches and offshore	**7,845**	**-**	**7,845**	-14,669	22,514	-	22,514
Total	**247,412**	**39,864**	**287,276**	-112,314	335,771	63,819	399,591

(*1) Trust a/c is principal guaranteed trust a/c

12. Overseas loan portfolio (Non-consolidated)

(1) Overseas loan exposures by borrowers' location

	Millions of Yen				
	Mar. 2004			Mar. 2003	Change from Mar. 2003
	Total	Japanese affiliates	Non-Japanese		
North America	**167,842**	**86,976**	**80,866**	202,443	-34,600
Europe	**93,226**	**44,979**	**48,247**	99,961	-6,734
Asia	**105,837**	**92,956**	**12,880**	104,158	1,678

(2) Risk managed loans by borrowers' location

	Millions of Yen				
	Mar. 2004			Mar. 2003	Change from Mar. 2003
	Total	Japanese affiliates	Non-Japanese		
North America	**7,896**	4,420	3,476	11,623	-3,726
Europe	**-**	-	-	4,785	-4,785
Asia	**4,376**	658	3,718	10,375	-5,998

13. Reserves for possible loan losses

(1) Banking a/c (Consolidated)

	Millions of Yen				
	Mar. 2004	Sep. 2003	Mar. 2003	Change from Sep. 2003	Change from Mar. 2003
Reserves for possible loan losses	**111,785**	113,853	139,060	-2,068	-27,275
General reserves	**73,425**	78,397	88,243	-4,972	-14,818
Specific loan loss reserves	**37,877**	34,917	49,915	2,960	-12,038
Reserves for loans to borrowers in specific foreign countries	**481**	538	900	-56	-419

(2) Banking a/c (Non-consolidated)

	Millions of Yen				
	Mar. 2004	Sep. 2003	Mar. 2003	Change from Sep. 2003	Change from Mar. 2003
Reserves for possible loan losses	**109,091**	111,281	136,094	-2,190	-27,002
General reserves	**72,555**	77,909	87,534	-5,354	-14,979
Specific loan loss reserves	**36,054**	32,834	47,658	3,219	-11,604
Reserves for loans to borrowers in specific foreign countries	**481**	538	900	-56	-419

(3) Principal guaranteed trust a/c (Non-consolidated)

	Millions of Yen				
	Mar. 2004	Sep. 2003	Mar. 2003	Change from Sep. 2003	Change from Mar. 2003
Reserves for loan trust	**8,275**	10,075	12,003	-1,799	-3,727
Reserves for jointly-operated money trust	**585**	674	844	-88	-258
Total	**8,861**	10,749	12,847	-1,888	-3,986

14. Balance of major accounts (Banking a/c) (Non-consolidated)

		Millions of Yen				
		Mar. 2004	Sep. 2003	Mar. 2003	Change from Sep. 2003	Change from Mar. 2003
Deposits	(Ending balance)	**8,758,651**	8,555,154	8,689,399	203,497	69,251
	(Average balance)	**8,451,858**	8,578,877	8,187,326	-127,018	264,531
Loans	(Ending balance)	**8,887,978**	9,018,876	9,168,024	-130,898	-280,045
	(Average balance)	**8,669,062**	8,831,478	8,838,309	-162,416	-169,247

<Ending balance of domestic deposits classified by depositors>

	Millions of Yen				
	Mar. 2004	Sep. 2003	Mar. 2003	Change from Sep. 2003	Change from Mar. 2003
Individuals	**5,830,683**	5,683,482	5,395,585	147,201	435,098
Corporates	**1,875,817**	2,032,405	2,315,006	-156,587	-439,188
Total	**7,706,501**	7,715,887	7,710,591	-9,385	-4,090

(Note) Excluding NCDs and offshore accounts

15. Balance of major accounts (Principal guaranteed trust a/c) (Non-consolidated)

			Millions of Yen				
			Mar. 2004	Sep. 2003	Mar. 2003	Change from Sep. 2003	Change from Mar. 2003
Principal	Jointly operated money trust	Ending balance	**966,350**	956,829	968,763	9,521	-2,412
		Average balance	**965,787**	954,313	996,519	11,474	-30,731
	Loan trust	Ending balance	**1,434,515**	1,732,079	2,110,727	-297,563	-676,211
		Average balance	**1,746,514**	1,911,746	2,557,960	-165,231	-811,445
	Total	Ending balance	**2,400,866**	2,688,909	3,079,490	-288,042	-678,623
		Average balance	**2,712,302**	2,866,059	3,554,479	-153,757	-842,177
Loans	Jointly operated money trust	Ending balance	**194,423**	223,961	280,574	-29,538	-86,150
		Average balance	**236,367**	264,772	304,596	-28,405	-68,229
	Loan trust	Ending balance	**835,117**	1,087,027	1,263,376	-251,910	-428,258
		Average balance	**1,107,994**	1,177,616	1,474,071	-69,622	-366,076
	Total	Ending balance	**1,029,541**	1,310,989	1,543,950	-281,448	-514,409
		Average balance	**1,344,362**	1,442,389	1,778,668	-98,027	-434,305

<Ending principal balance classified by customers>

	Millions of Yen				
	Mar. 2004	Sep. 2003	Mar. 2003	Change from Sep. 2003	Change from Mar. 2003
Individuals	**1,862,507**	2,116,704	2,423,465	-254,197	-560,958
Corporates	**538,332**	572,178	655,998	-33,845	-117,665
Others	**26**	26	26	-	-0
Total	**2,400,866**	2,688,909	3,079,490	-288,042	-678,623

16. Loans and consumer-loans to small and mid-sized corporations

(Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

	Percentage points, Millions of Yen				
	Mar. 2004	Sep. 2003	Mar. 2003	Change from Sep. 2003	Change from Mar. 2003
Percentage to total loan balance	**45.5**	45.1	43.3	0.4	2.2
Loan balance	**4,398,245**	4,586,678	4,562,023	-188,433	-163,778

17. Consumer loans

(Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

	Millions of Yen				
	Mar. 2004	Sep. 2003	Mar. 2003	Change from Sep. 2003	Change from Mar. 2003
Residential mortgage loans	**886,333**	851,023	788,348	35,309	97,984
Other consumer loans	**408,133**	419,670	430,584	-11,536	-22,450
Total	**1,294,466**	1,270,694	1,218,933	23,772	75,533